Banco Santander Chile

Management Commentary
1Q22
April 29, 2022


Santander
work café
Santander

Contenidos



Important information

Banco Santander Chile cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences. Please refer to our 2021 20-F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Section 1: Key information

Balance Sheet (Ch$mn)	**Mar-22**	**Mar-21**	**% Variación**
Total assets	61,466,303	54,477,035	12.8%
Total loans[1]	36,771,052	34,438,826	6.8%
Demand deposits	16,880,011	15,706,883	7.5%
Time deposits	10,159,808	10,603,859	(4.2%)
Total shareholders' equity	3,705,411	3,574,416	3.7%
Risk-weighted assets	36,483,249	33,462,867	9.0%
Capital indicators	**Mar-22**	**Mar-21**	**Variación pb**
Core capital ratio[2]	10.4%	10.9%	(49)
Tier 1 ratio[3]	2.5%	1.5%	99
BIS ratio[4]	16.8%	15.4%	138
Income Statement (YTD)	**Mar-22**	**Mar-21**	**% Variación**
Net income from interest and readjustment	427,466	423,722	0.9%
Net fee and commission income	97,147	82,984	17.1%
Net financial results	56,858	29,212	94.6%
Total operating income[5]	582,152	536,871	8.4%
Operating expenses[6]	(219,889)	(215,432)	2.1%
Net operating income before credit loss expenses	362,263	321,439	12.7%
Credit loss expenses	(71,447)	(87,543)	(18.4%)
Net operating income before income tax	290,816	233,896	24.3%
Income attributable to shareholders	235,743	182,024	29.5%
Profitability and efficiency	**Mar-22**	**Mar-21**	**Variación pb**
Net interest margin (NIM) [7]	3.7%	4.1%	(38)
Efficiency ratio[8]	37.8%	40.1%	(236)
Return on avg. equity[9]	25.6%	20.4%	530
Return on avg. assets[10]	1.5%	1.3%	20
Return on RWA[11]	2.2%	2.2%	6
Asset quality ratios (%)	**Mar-22**	**Mar-21**	**Variación pb**
NPL ratio[12]	1.2%	1.3%	(7)
Coverage of NPLs ratio [13]	278.6%	261.4%	1.718
Cost of credit[14]	0.8%	1.0%	(24)
Clients and service channels	**Mar-22**	**Mar-21**	**% Variación**
Total clients	4,183,188	3,762,790	11.2%
Digital clients[15]	830,674	780,288	6.5%
Loyal clients[16]	1,996,386	1,723,240	15.9%
Current account holders (including Superdigital)	2,282,296	1,673,345	36.4%
Branches	324	346	(6.4%)
Employees	9,854	10,391	(5.2%)
Clients and service channels			
Market capitalization (YTD)	**Mar-22**	**Mar-21**	**% Variación**
Net income per share (Ch$)	1.25	0.97	29.5%
Net income per ADR (US$)	0.64	0.54	18.7%
Stock price (Ch$/per share)	44.31	45	(1.5%)
ADR price (US$ per share)	22.59	24.83	(9.0%)
Market capitalization (US$mn)	10,661	11,651	(8.5%)
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. Loans at amortized cost and loans at FVOCI
2. Core capital divided by risk-weighted assets, according to BIS III definitions by the FMC.

3. Tier 1 capital by risk-weighted assets, according to BIS III definitions by the FMC.
4. Regulatory capital divided by risk-weighted assets, according to BIS III definitions by the FMC.
5. Total operating income: Net income from interest and readjustments + net fee income + net financial results+ income from investments in associates and other companies+ results from non-current assets and non-continued operations+ other operating income
6. Operating expenses: Personnel expenses + administration expenses+ depreciation and amortization+ impairment of non-financial assets + other operating expenses.
7. NIM = Annualized net income from interest and readjustments divided by interest generating assets.
8. Efficiency ratio: Operating expenses including impairment and other operating expenses divided by Operating income.
9. Accumulated Shareholders' net income annualized, divided by annual average shareholders' equity.
10. Accumulated Shareholders' net income annualized, divided by annual average assets.
11. Accumulated Shareholders' net income annualized, divided by risk-weighted assets.
12. Capital + future interest of all loans 90 days or more overdue divided by total loans.
13. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue. Includes additional provisions. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, the Ch$24,000 million established in 1Q21, the Ch$18,000 million established in 2Q21, Ch$30,000 million established in 3Q21, Ch$ 60,000 million established in 4Q21.
14. Provision expense annualized divided by average loans.
15. Individual clients that have 4 products or more with a minimum level of profitability and minimum usage. Companies with a minimum profitability and usage.
16. Clients that use our digital clients at least once a month.

Section 2: The nature of the business

Banco Santander Chile was established by a formal deed dated September 7, 1977, granted by the Notary Office of Alfredo Astaburuaga Gálvez in Santiago, under the legal name Banco de Santiago, and received its permit to operate as a bank under Resolution N° 118 of the Superintendence of Banks and Financial Institutions (SBIF) on October 27, 1977.

The Bank's by-laws were approved by Resolution N° 103 of the SBIF on September 22, 1977. The by-laws excerpt and the resolution that approved them were published in the Official Gazette on September 28, 1977, and recorded on page 8,825 N° 5,017 in the 1977 Commercial Register of Santiago's Real Estate Registry.

The changes to its corporate legal name from Banco de Santiago to Banco Santiago, together with the merger with former Banco O'Higgins, the legal dissolution of the latter, and the recognition of Banco Santiago as its legal successor, all appear in Resolution N° 6 of the SBIF dated January 9, 1997, and the legal publications in the Official Gazette on January 11, 1997, which were duly notarised under N° 69 on January 13, 1997, before the Notary Office of Andrés Rubio Flores in Santiago.

On July 18, 2002, an Extraordinary Shareholders' Meeting of Banco Santiago was held. The Meeting's Minute was notarised as a formal deed on July 19, 2002, before the Notary Office of Nancy de la Fuente in Santiago. In the meeting, the merger between Banco Santander Chile and Banco Santiago was approved with the incorporation of the former into the latter. Banco Santiago acquired the assets and liabilities of Banco Santander Chile, and an agreement for the anticipated dissolution of Banco Santander Chile and the name change of Banco Santiago to Banco Santander Chile were approved. Said change was authorised by Resolution N° 79 of the SBIF on July 26, 2002, published in the Official Gazette on August 1, 2002, and recorded on page 19,992, number 16,346 of the 2002 Commercial Register of Santiago's Real Estate Registry.

Subsequently, an Extraordinary Shareholders' Meeting was held on April 24, 2007, whose Meeting's Minute was notarised to a formal deed on May 24, 2007, before the Notary Office of Nancy de la Fuente Hernández. It was modified and established that, under the Bank's bylaws and the approvals of the SBIF, the legal names Banco Santander Santiago or Santander Santiago or Banco Santander or Santander may also be used. This modification was approved by Resolution N° 61 of the SBIF on June 6, 2007. An excerpt of the minutes and the resolution were published in the Official Gazette on June 23, 2007, and registered on page 24,064 N° 17,563 of the Commercial Register of Santiago's Real Estate Registry.

In addition to the by-laws' amendments mentioned above, there have been several more amendments, with the last one being agreed upon at the Extraordinary Shareholders' Meeting held on January 9, 2017, with the Meeting's Minute notarised to a formal deed on February 14, 2017, before the Notary Office of Nancy de la Fuente Hernández. This amendment was approved by Resolution N° 17 of the SBIF on March 29, 2017. An excerpt of the amendment and the resolution were published in the Official Gazette on April 5, 2017, and were inscribed on page 27,594, N° 12,254 of the 2017 Commercial Register of Santiago's Real Estate Registry. In this last amendment, Banco Santander Chile, under its by-laws and the approvals of the SBIF, among others, reduced the number of regular Board members from 11 to 9 (maintaining two deputy directors), eliminated the possibility of using the legal names Banco Santander Santiago or Santander Santiago and determined an updated version of its social by-laws.

Operating environment

All of our operations and substantially all of our customers are located in Chile. Consequently, our financial condition and the results of our operations are substantially dependent on the economic conditions prevailing in Chile.

In 2022, GDP is expected to grow between 1% and 2%, after it grew 11.7% in 2021 and the economy ended above its trend level. Thus, during this year there will be a significant slowdown in activity, which is already reflected in the first Imacec figures that show zero or negative monthly variations in the last 3 months.

The slowdown in the economy will be affected by a contractionary monetary policy, a significant fiscal adjustment and the deterioration of the international scenario due to the war in Ukraine – which has led to cuts in world growth projections. Added to the foregoing is the high internal political uncertainty derived from the constitutional process. In this context, investment, after having expanded by 17.6% in 2021, will have a moderate drop, while consumption will be somewhat below the average levels of last year.

Employment has continued to recover, hand in hand with greater labor participation. However, the trend levels that would have been observed had the pandemic not occurred have not yet fully recovered. For its part, the improvement in employment has not been homogeneous, being stronger in self-employment and lagging behind in formal salaried work.

The exchange rate has been subject to high volatility. The tightening of local monetary conditions, a high price of copper and the signals given by the new government in the sense of maintaining the fiscal budget framework caused the value of the currency to appreciate in the first few months. More recently, however, the global strengthening of the dollar and local uncertainty have caused the peso to lose value. The future evolution will depend precisely on the evolution of global financial conditions, the dynamics of the price of copper, and internal political uncertainty. We estimate that depreciating forces will dominate going forward, with the parity reaching $840/US$ by the end of 2022.

Inflation closed at 7.2% during 2021, more than double that at the end of 2020. Prices have continued to rise during the first months of 2022, reaching an annual variation of 9.4% in March. One of the main factors behind this increase has been food prices, reflecting the impact of higher international values due to the war in Ukraine. Inflationary pressures will remain high during the year, not only because of food prices, but also because of the depreciation of the dollar, which will raise imported prices. In this way, inflation will exceed two digits by the middle of the year. In the second part, as economic activity moderates and international raw materials begin to decline, prices will begin to moderate, ending in December with a variation of around 8.5% (with a UF variation of 9%). The 3% goal will not be reached until mid-2024.

As a result of these higher inflationary pressures, the Central Bank began to withdraw the monetary stimulus. Thus, after spending a year and a half at the technical minimum (0.5%), the MPR began a trend of increases that placed it at 4% in December 2021, above the value of the neutral rate (3.5%), reaching 7% in March this year. More gradual increases are expected in the coming months, reaching a maximum level between 8% and 8.5%. Then, as activity loses dynamism and inflation falls, the issuing institution will have room to start reducing the MPR, ending 2022 at around 7.75%.

Summary of economic estimates:

	2020	2021	2022 (E)	2023 (E)
National accounts				
GDP (real var. % YoY)	-5.8%	12.0%	1.5%	1.0%
Internal demand (real var. % YoY)	-9.1%	21.2%	-0.6%	-0.1%
Total consumption (real var. % YoY)	-6.9%	18.6%	-0.5%	-0.7%
Private consumption (real var. % YoY)	-7.5%	20.6%	-0.5%	-1.1%
Public consumption (real var. % YoY)	-3.9%	11.0%	-0.2%	0.7%
Gross fixed capital formation. (Real var. % YoY)	-11.5%	17.2%	0.7%	-0.9%
Exports (real var. % YoY)	-1.0%	-0.9%	1.7%	2.1%

Imports (real var. % YoY	-12.7%	30.3%	-4.7%	-1.4%
Currency and Exchange Market				
CPI Inflation	3.0%	7.2%	8.5%	4.5%
UF Inflation	2.7%	6.6%	9.0%	4.4%
CLP/US$ exchange rate (year's exercise)	711	852	840	850
Monetary policy rate (year's exercise, %)	0.5%	4.0%	7.8%	4.8%
Fiscal policy				
Public expenditure (real var. % YoY)	11.0%	31.6%	-25.7%	2.1%
Central Government balance (% GDP)	-7.4%	-7.6%	-1.0%	-2.5%

(E) Banco Santander Chile Estimates

Competitive position

We are the largest bank in the Chilean market in terms of loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks aboard). As of March 31, 2022, we had total assets of Ch$ 61,466,303 million (U.S.$ 78,382 million), outstanding loans at amortized cost, net of allowances for loan losses of Ch$36,849,688 million (U.S.$ 46,991 million), total deposits of Ch$27,039,819 million (U.S.$ 34,481 million) and shareholders' equity of Ch$3,705,411 million (U.S.$ 4,725 million). As of March 31, 2022, we employed 9,854 people. We have a leading presence in all the major business segments in Chile, and a large distribution network with national coverage spanning across all the country. We offer unique transaction capabilities to clients through our 324 branches and digital platforms. Our headquarters are in Santiago and we operate in every major region of Chile.

Market share[1]	Santander	Ranking among Peers
Total loans	17.9%	1
Commercial loans	15.7%	2
Mortgage loans	21.1%	1
Consumer loans	19.7%	1
Demand deposits	21.6%	1
Time deposits	13.2%	2
Current accounts (#)	28.9%	1
Credit card purchases ($)	25.2%	1
Branches (#)	19.0%	2
Employees (#)	17.1%	3
Indicators		
Efficiency ratio	37.8%	2
ROAE	25.6%	1
ROAA	1.5%	2

1. Source: FMC, as of March 2022, current accounts as of January 2022 and credit card purchases are the last twelve months up to January 2022.

Regulation and supervision

In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and, together with non-banking financial institutions, accept time deposits. The principal authorities that regulate financial institutions in Chile are the FMC and the Central Bank. Chilean banks are primarily subject to the General Banking Law, and secondarily subject, to the extent not inconsistent with this statute, to the provisions of the Chilean Companies Law governing public corporations, except for certain provisions which that expressly excluded.

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to General Banking Law. That law was amended in 2001 to grant additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory and mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services. The most recent amendment to the General Banking Law was introduced by law 21,130, passed in January 2019, which modernizes Chile's banking legislation by adopting capital and resolution standards in line with the requirements of the Basel Committee. For more information on the General Banking Law click here.

Financial Market Commission

In 2017, Law 21,000 created the Comisión para el Mercado Financiero or Financial Market Commission (FMC). This law became a Law of the Republic in January 2018. The FMC is the sole supervisor for the Chilean financial system overseeing insurance companies, companies with publicly traded securities, credit unions, credit card and prepaid card issuers, and, as of June 1, 2019, banks. It is the responsibility of this commission to ensure the proper functioning, development and stability of the financial market, facilitating the participation of market agents and defending public faith in the financial markets. To do so, it must maintain a general and systemic vision of the market, considering the interests of investors and policyholders. Likewise, it shall be responsible for ensuring that the persons or entities audited, from their initiation until the end of their liquidation, comply with the laws, regulations, statutes and other provisions that govern them.

The Commission is in charge of a Council, which is composed of five members, who are appointed and are subject to the following rules:

- A commissioner appointed by the President of Chile, of recognized professional or academic prestige in matters related to the financial system, which will have the character of president of the FMC.
- Four commissioners appointed by the President of Chile, from among persons of recognized professional or academic prestige in matters related to the financial system, by supreme decree issued through the Ministry of Finance, after ratification of the Senate by the four sevenths of its members in exercise, in session specially convened for that purpose.

The Council's responsibilities include regulation, sanctioning and the definition of general supervision policies. In addition, there will be a prosecutor in charge of investigations and the Chairman will be responsible for supervision. The FMC will act in coordination with the Chilean Central Bank (BCCh).

The date of entry into operation of the Commission for the Financial Market was December 14, 2017. The Superintendency of Securities and Insurance was eliminated on January 15, 2018 and all functions of this Superintendency were absorbed by the FMC.

In January 2019, Law 21,130, which modernized the banking legislation contained in the General Banking Law and amended Law 21,000 (among others), was published in the Official Gazette. The law modernizes Chilean banking regulation in order to comply with Basel III practices and provisions. The law provides for stronger banking capital and reserves requirements in accordance with Basel III guidelines. The law also modernizes the corporate governance function of the FMC and, importantly, transfers the FMC functions to the domain of the FMC. The FMC now has the faculty to determine the risk weighting of assets through a standardized model to be approved by the FMC or banks can implement their own methodology, subject to approval by the FMC. The law also imposes limitations on dividend distributions and puts in place intervention mechanisms in the event of insolvency.

The regulator examines all banks from time to time, generally at least once a year. Banks are also required to submit their financial statements monthly to the FMC, and the banks' financial statements are published at least four times a year in a newspaper with countrywide coverage. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the FMC. A bank's annual financial statements and the opinion of its independent auditors must also be submitted to the FMC. For more information about the FMC, see the following website: www.cmfchile.cl

The Central Bank

The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to the Chilean Constitution and its own ley orgánica constitucional, or organic constitutional law. To the extent not inconsistent with the Chilean Constitution or the Central Bank's organic constitutional law, the Central Bank is also subject to private

sector laws (but in no event is it subject to the laws applicable to the public sector). It is directed and administered by a Board of Directors composed of five members designated by the President of Chile, subject to the approval of the Chilean Senate.

The legal purpose of the Central Bank is to maintain the stability of the Chilean peso and the orderly functioning of Chile's internal and external payment systems. The Central Bank's powers include setting reserve requirements, regulating the amount of money and credit in circulation, establishing regulations and guidelines regarding finance companies, foreign exchange (including the Formal Exchange Market) and banks' deposit-taking activities. For more information on the Central Bank, see the following website: www.bcentral.cl

Our products

Santander Chile provides a wide range of commercial and retail banking services to its customers, including commercial, consumer and mortgage loans as well as current accounts, time deposits, savings accounts and other transactional products. In addition to its traditional banking operations, it offers financial services, including leasing, factoring, foreign trade services, financial advisory services, acquiring, and brokerage of mutual funds, securities, and insurance.

Business segments

Segment information is based on financial information presented to the highest authority in making operating decisions.

The Bank has aligned segment information in a manner consistent with the underlying information used internally for management reporting purposes and with that presented in the Bank's other public documents.
The Bank's senior management has been determined to be primarily responsible for the Bank's operational decision-making. The Bank's operating segments reflect the organizational and management structures. Top management reviews internal information based on these segments to assess performance and allocate resources. For a description of segments and an analysis of results and operations, see Section 5: Segment Information

Section 3: Corporate governance

The core capital of Banco Santander Chile, as of March 31, 2022, is divided in 188,446,126,794 singke-series shares without preference of any kind. The Bank's shares are traded on the Santiago Stock Exchange and the New York Stock Exchange (NYSE) as American Depositary Receipts (ADRs). The primary shareholder is Santander Group, which controls 67.18% of the ownership through the companies Santander Chile Holding SA and Teatinos Siglo XXI Ltda.

We believe that our relationship with our controlling shareholder, Santander Group, offers us a significant competitive advantage above our Chilean peers. The Santander Group is one of the largest financial groups in Brazil and the rest of the Latin America, in terms of total assets regionally. The largest Spanish financial group is also an important actor in the rest of Europe, including the United Kingdom, Poland and Portugal. Santander Consumer is also a leading consumer finance company in the United States, as well as Germany, Italy, Spain and various other European countries.

Our relationship with the Santander Group enables us to access the group's client base, while its multinational focus enables us to offer international solutions to the financial needs of our clients. We also have the advantage of selectively choosing product offers from the Group in other countries, as well as their systems management know-how. We believe that the relationship with the Santander Group also improves our capacity to manage credit and market risk through the adoption of their policies and know-how. Additionally, we have incorporated an internal auditing department that also reports directly to the Audit Committee here in Chile and in Spain for the Group. We believe this structure is conducive to an improvement in the follow-up and control of our exposure to operational risk.

The support of the Santander Group to Santander Chile includes the appointment of key personnel in supervisory areas of Santander Chile, such as risk, audit, accounting and financial control. Santander Chile does not pay any management fees to the Santander Group in relation to the support services.

Ownership structure


Free float
33%
Santander
Group
67%

Average daily trading volumen 3M22


US$ million
18.1
8.5
9.2
3M22
NYSE
Santiago Stock Exchange

Stock information

Market cap:	US$10,661 million
P/E last 12 months*:	10.9x
P/BV (03/31/22)**:	2.25
Dividend yield***:	5.5%

* Price as of March 31, 2022 / earnings last 12 months
** Price /book value as of March 31, 2022
***Based on closing price of the record date of last dividend paid.

Dividends

Year paid	$/stock	% of last year's earnings
2019	1.88	60%
abr & nov 2020	1.76	60%
2021	1.65	60%
2022	2.47	60%

Board of Directors

The Board is our highest corporate governance body and represents the interests of shareholders and investors. It comprises eleven directors: nine directors and two alternate directors, as established in the By-laws of the Bank. Two directors are also executive members of Santander Group, and six are independent members.

An independent Director does not have any link or relationship with the controlling shareholder as described in Art. 50 of Law 18.046 of Sociedades Anónimas (Chilean Corporation Law). Santander does not have a pre-set quota regarding Independent Directors. Per Article 50 of the SA Law 18,046, public corporations must nominate at least one independent director when their market equity equals or exceeds UF 1,500,000 (Unidades de Fomento), and at least 12.5% of their outstanding voting shares are held by holders who individually control or hold less than 10% of such shares.

The current Board members were elected during the Ordinary Shareholders' Meeting of 2020 and remain in the position for three years. The voting process was done in secret and on line, with the immediate publication of results in the same session.

Directors

Claudio Melandri - President

With over 30 years of professional experience in the financial industry, he was Chief Executive Officer of Santander Chile from January 2010 to March 2018. His professional career began at Banco Concepcion, joining Santander Group in 1990. Here, he has held several positions of responsibility, including Regional Manager, Branch Network Manager, Human Resources Manager and Commercial Banking Manager. He was also Executive Vice President of Santander Venezuela, where he worked for three years and oversaw the creation of the commercial area of this country's institution. Currently, he is the country head of the Santander Group in Chile, President of Santander Chile Holding and President of Universia Chile SA.

Rodrigo Vergara – First Vice President

He is an associate researcher at the Public Studies Centre (CEP) and Harvard's Kennedy School of Government. He has authored numerous articles published in professional journals and has edited several books. Additionally, he is an Economy Professor at Universidad Católica de Chile, a financial consultant and a member of the directive board of several companies. He began working for the Central Bank of Chile in 1985 and years later became part of its Council, where he held the position of President between 2011 and 2016. Furthermore, he has been the economic adviser to central banks and governments of various countries and an external consultant for the World Bank, the International Monetary Fund, the Inter-American Development Bank, and the United Nations. He has also been a member of the Presidential Advising Council for Work and Equity, the Advising Council for the Free Trade Agreement between Chile and the United States, the National Savings Commission, the Fiscal Rule Commission and the Economic Covid Plan Comission. Furthermore, he has presided the Commission on tax exemptions. Rodrigo Vergara is the author of numerous articles published in specialized magazines and has edited various books. He is a member of the Board since July 12, 2018.

Orlando Poblete Iturrate – Second Vice President

Since 1991 he has been a Procedural Law Professor at Universidad de Los Andes. He was the Faculty of Law's Dean at that university between 1997 and 2004 and then became its Rector, a position he held until 2014. Before this, between 1979 and 1991, he worked as a Procedural Law teacher at Universidad de Chile. He is a partner of the law firm Orlando Poblete and Company and a member of the Arbitration and Mediation Centre of the Chamber of Commerce of Santiago. He is a lawyer from the Universidad de Chile and has a Masters in Law from the same university. He also graduated from the Top Management Program PADE from ESE Business School of Universidad de los Andes. He is a member of the Board since April 22, 2014.

Félix de Vicente Mingo

Between 2013 and 2014, he was the Minister of Economy, Development and Tourism. He previously worked as the Director of Exports Promotion (ProChile), an entity dependent on the Ministry of Foreign Affairs. He has been president and partner of several companies in Chile and abroad in his professional career. He has also been distinguished with the following awards: 'Public Man of the Year in the

Wine Industry (2011)', 'Outstanding Character in the Salmon Industry (2012)', 'Member of Universidad de Chile's Circle of Honour (2013)', 'Man of the Year of Software Companies Association (2013)' and 'Public Character of Engineering Consulting Firms (2013)'. Furthermore, in 1999 he was nominated as 'Businessman of the Year' in the youth category of Universidad del Desarrollo. He is a member of the Board since March 27, 2018.

Alfonso Gómez Morales

He has been the director of numerous organisations, including the National Council for the Arts and Culture and País Digital Foundation. He has also been an adviser for Innovation National Council for Development and the UC's Innovation Centre Anacleto Angelini. He began his professional career as an academic at the Industrial Engineering and Systems Department of Universidad Católica de Chile. He became a founding member of companies such as Apple Chile, Unlimited and Virtualia, the first social network developed in Latin America. He was Dean of the Engineering Faculty and the Business School at Universidad Adolfo Ibáñez. He is a member of the Board since March 27, 2018.

Ana Dorrego de Carlos

She entered Santander Group in 2005 and has since held various positions, primarily in the areas of Financial Planning and Corporate Development, coordinating the organisation's planning process and monitoring multiple units and projects. Likewise, she was Santander's Director of E-Business Development, with experience as a corporate clients' relation manager and as the commercial director of Transactional Banking at Bankinter. Ana Dorrego has a Bachelors in Business Administration from Universidad Pontificia de Comillas ICAI-ICADE and an International MBA from Universidad de Deusto- Bilbao, Spain, and Universidad Adolfo Ibáñez, Miami-Chile. She is a member of the Board since March 15, 2015.

Rodrigo Echenique Gordillo

He is vice-president and an executive director in Santander Spain and a Board member of Santander Mexico. He has ample and relevant experience in international banking. In1976 he joined the Banco Exterior de España as deputy general manager and head of Legal Services. He was subsequently appointed as deputy general director and member of the Executive Committee and became executive director in Banco Santander from 1988 to 1994. Additionally, he was a board member of various industrial and financial companies, including Ebro Azúcares y Alcoholes, S.A., e Industrias Agrícolas, S.A., Accenture, S.A. He is a member of the Board since March 26, 2019.

Lucía Santa Cruz Sutil

She is a member of the Governing Board at Universidad Adolfo Ibáñez as well as the Director of the Chilena Consolidada General and Life Insurance Company, and the Director of the Advisor Council at Nestle Chile. She is also a member of the Self-regulatory Council of Insurance Companies. She is a historian, and has a Master of Philosophy in History from Oxford University. She is a member of the Board since August 19, 2003.

Juan Pedro Santa María Pérez

He has been the Legal Corporate Director of Chile's Santander Group and General Counsel for Santander Chile, Banco O' Higgins and Banco Santiago. He was president of the Legal Committee of the Banking and Finance Commission for over 20 years and a temporary chair at the Financial Law Committee of the Latin-American Banking Federation (FELABAN). He is a Member of the Arbitration and Mediation Centre of the Chamber of Commerce of Santiago. He is a member of the Board since July 24, 2012.

Blanca Bustamante Bravo

In 1998 she entered Viña Concha y Toro as the Head of Investor Relations, a position she held until 2010. In 2001 she additionally became the Assistant Director of Corporate Communications. Currently, she is the director of Corporate Affairs, overseeing the area of corporate communications and investors relations. Since 2013, she has participated as a member of the governing board at the Centre for Research & Innovation for Concha y Toro. She is a member of the Board since April 28, 2015.

Óscar von Chrismar Carvajal

He has been the Director of Sinacofi and of the Santiago Stock Exchange since April 2012 and has 25 years of experience in banking activity. He joined Banco Santander in 1990 as General Assistant Manager in the Financial Division. He later was the General Manager of Santander Perú between 1995 and 1996. In 1997 he became General Manager in Santander Chile, a position he abandoned in

December 2009 to join the Board of Directors. Likewise, he is director of Santander Argentina and Peru. He has over 25 years work experience in the banking industry. He is a member of the Board since December 22, 2009.

Board Committees

We have eight committees, all created and modified by the Board as deemed necessary. Likewise, they have subrogation schemes, statutes, formal minutes, and monitoring bodies, periodically reporting their activity to the Board. The committees supporting the Board are responsible for decisions taken in financial, environmental, and social areas, among others.


SHAREHOLDERS' MEETING
BOARD OF DIRECTORS
CEO
DIRECTOR COMMITTEES AND OTHERS THAT SUPPORT MANAGEMENT
FIRST LINE COMMITTEES

Analysis and Resolution Committee
To outline and control the adherence to the general and specific policies, regulations and objectives concerning the prevention of money laundering and funding terrorism under local laws and regulations, as well as those of Santander Group.

Directors and Audit Committee
To oversee the elaboration process of the Bank's financial statements and the corresponding management of internal and external auditors, aiming for the institution to provide adequate information to shareholders, investors, and the general public.

ALCO Committee
Depending on the case, to inspect and approve the risks and stances adopted and managed by the Financial Management Area of the Bank and its subsidiaries in Chile.

Integral Risk Committee
To propose the risk framework and the general policies necessary for defining the Bank's risk appetite and supervise the correct identification, measurement, and control of all risks the company faces.

Appointment Committee
Constant review and application of appointment policies and processes of key positions and the revision of these provisions concerning other organization members in general.

Remuneration Committee
To constantly review the regulatory documents regarding the evaluation and remuneration of key positions and other organisation members in general.

Markets Committee
To inspect the results of trading investment portfolios; to make estimates of both the national and international situation that can be used for taking stances; to review with business managers the Bank's risk appetite and approve the risk limits established on an annual basis.

Strategic Committee
To assess and define the main goals and guidelines for elaborating the Group's strategic plan. To approve the plan determined by Senior Management for the Group as a whole and for the different business units and to regularly monitor their progress.

Organizational Structure

The top management of the Bank is the primary responsible of the operational decisions of the Bank. The managerial organizational structure is structure according to the operational segments (Retail, Middle Market and SCIB) of the Bank. Top management reviews the internal information based on these segments to evaluate the management and assign resources. Additionally, there are support areas that report directly to the CEO and an Internal Audit area that reports directly to the President of the Bank and the Board of Directors.


PRESIDENT
Claudio Melandri
INTERNAL AUDIT
Óscar Gómez
CEO
Miguel Mata
SEGMENTS
SUPPORT
RETAIL BANKING
Pedro Orellana
MIDDLE MARKET
Luis Araya
CORPORATE INVESTMENT BANKING
Andrés Trautmann
CFO
Emiliano Muratore
CONTROLLER
Guillermo Sabater
HR, COMMUNICATIONS & SUSTAINABILITY
María Eugenia de la Fuente
RISK
Franco Rizza
CLIENTS & QUALITY
Carlos Volante
TECHNOLOGY & OPERATIONS
Ricardo Bartel
ADMINISTRATION
Sergio Ávila
LEGAL
Cristián Florence
CORPORATE PRODUCTS
Cristián Peirano

For more information on top management please see here.

Latest events and material facts

In the Ordinary Shareholder's Meeting of Banco Santander Chile on April 27, 2022, along with the approval of the 2021 Consolidated Financial Statements, it was agreed to distribute 60% of earnings attributable to shareholders, which were $774,959 million as of December 31, 2021. These earnings correspond to $2.46741747 for each share. The remaining 40% were assigned to the Bank's reserves.

The following was also approved:

- Determination of Board remuneration
- Appointment of external auditors: PricewaterhouseCoopers Consultores Auditores SpA were approved as auditors for the year 2022.
- Designation of local risk rating agencies Feller and ICR.
- Report of the Directors and Audit Committee, determination of the remuneration of its members and the budget of expenses for its operation for 2022.
- Give a report of the related party transactions.

Material Facts:

22-03-2022	Ordinary meetings, citations, agreements and proposals.
	Pursuant to the provisions of articles 9 and 10 of Law No. 18,045, it is reported that in today's ordinary session, the Board of Directors of Banco Santander-Chile agreed to call an Ordinary Shareholders' Meeting, to be held solely and exclusively by means of remote communication, for Wednesday, April 27, 2022.

Section 4: Strategy and Responsible Banking

Our strategy

Our success is based on our clear purpose, misión and style in everything we do.
We are building a more responsable bank.

For six years, The Santander Way has been guiding employees in the organisation. This model comprises mission, vision, values, risk culture, and behaviours.

Companies with a solid internal culture attract and retain talent and perform better. Behaviours have, therefore, 'evolved' in The Santander Way, enabling us to face future challenges marked by our attention to the customer.

Purpose

To help people and businesses prosper

Mission

To be the best bank, acting responsibly and gaining the loyalty of its customers, shareholders, employees and communities.

Our style

Simple: To offer customers products that are easy to understand and to be efficient and decisive in providing solutions to their needs. To do this, Santander needs its systems and processes to be simple to operate, enabling its employees to deliver clear answers with the agility that customers require.

Personal: To have differentiated service models, offering each customer a tailor-made service adapted to their individual needs. It is also the commitment with the Bank's collaborators so they can develop their full potential and achieve their professional goals.

Fair: To play fair, respecting and enforcing the rules. It's fairplay. Santander must be transparent in its relations with its stakeholders and fulfil its promises, contributing to the community.

Our seal

Excellence in execution.

Fair

Jugar limpio, respetando y haciendo respetar las reglas. Es fairplay. Santander debe ser transparente en sus relaciones con sus grupos de interés y cumplir sus promesas, siendo un aporte a la comunidad.

The evolved behaviours have been created around a single word: 'T.E.A.M.S'.

T	E	A	M	S
Think Customer • I take care of the relationship with my clients, and I do my best to gain their trust and loyalty. • Keeping the customer in mind means going above and beyond to gain the loyalty and trust of the people we serve.	**Embrace Change** • I face new challenges and look for new ways of doing things as an opportunity to grow. • Change requires effort and will inevitably meet with some resistance. The challenge is to address it with a mindset focused on opportunity.	**Act Now** • I take the initiative with responsibility and keep things simple. • Growing companies move as an agile collective, without bureaucracy and complicated processes. That's the way we should be.	**Move together** • I promote collaboration and work together with my colleagues to achieve common goals. • The best teams make the most of each member's capabilities to achieve their goals.	**Speak up** • I express my ideas and concerns with respect and no strings attached. Therefore, I feel comfortable receiving and giving feedback. • We all have to express ourselves. If problems, ideas and solutions are not shared, things will never get better.

Responsible Banking

Santander has determined two fundamental challenges concerning responsible banking:

Challenge 1: New business environment

The development of responsible banking requires a solid and wellfounded culture that can counter the new demands of an increasingly changing and competitive business environment that can foster trust and support from the groups of interest. Accordingly, Santander has learned to assemble these various aspects into a work culture that can be summarised in three words: Simple, Personal and Fair.

Challenge 2: Inclusive and sustainable growth

Santander acknowledges that inclusive growth is more than just satisfying customers' needs. Accordingly, it has always strived to help entrepreneurs create businesses and jobs, strengthen local markets, advance financial inclusion, contribute to people's education, promote individual and collective progress, and develop social investment programs. Likewise, its sustainable growth contributes to environmental care and climate change mitigation, promoting sustainable financing while considering the environment's risks and opportunities.

During the first quarter of 2022 the greatest milestone in Responsible Banking was:

We published the Integrated Annual Report for 2021

We published our Integral Annual Report 2021 which complies with the GRI and SASB standards. We are constantly seeking to publish more financial and nonfinancial information that are important for investment decisions today. Many of these indicators were verified externally by EY. Our latest report can be found in the following link: https://santandercl.gcs-web.com/financials/annual-reports

We received Top Employer Certification 2022

In the first quarter of 2022, for the third consecutive year were awardad as Top Employed by the Top Employer Institute, which recognizes comanies with a strong value proposition for its employees as well as the conditions for career development.

The six Responsible Banking Principles define a global standard of what it implies to be a responsable bank and are aligned with the UN Sustainable Development Goals and the Paris Climate Agreement. These are:

Responsible Banking Principles

Alignment

Align the commercial strategy to be coherent with individuals' needs and society's goals.

Impact

To increase the positive impacts while reducing the negative effects of the organisation's activities, products, and services.

Clients

Work responsibly with clients to encourage sustainable practices and enable economic activities that create shared prosperity..

Transparency and responsibility

To periodically review the implementation of these principles and be transparent and responsible for the positive and negative impacts of the organisation. negativos de la organización

Corporate governance and setting of goals

Rely on effective corporate governance and a responsible banking culture.

Interested parties

Refer, participate, and collaborate proactively and responsibly with interested parties.

10 Responsible Banking Goals

Additionally, starting 2019 Santander set goals associated to responsible banking, aligned with people and the community.

Challenge	Goals	Progress
New business environment	1. **Be the best Company to work for in Chile.** We seek to maintain that leadership position.	For the third consecutive year, we received the Top Employer certification.
	2. **Increase the percentage of women in executive positions:** Achieve that 30% of women are in managerial positions by 2025.	Currently 28% of women are in managerial positions.
	3. **Eliminate the gender pay gap:** Our goal is to eliminate the gender pay gap by 2025. The Seal Iguala Conciliación from the Ministry of Gender and Equity gives us a pathway to advance forward.	We currently have a gender pay gap of 2.5%
Inclusive and sustainable growth	4. **Work to financially empower people:** Through our financial products such as Life we want to empower four million people by 2025.	Between 2019 and March 2022 we have financially empowered 1,864,825 people.
	5. **Grant sustainable financing to clients:** We have a goal for 2025 to finance our own projects and that of our clients for at least US$1.5 billion through our ESG framework.	By March 31, 2022 we had a flow of $156,694 million, equivalent to US$200 million in sustainable financing. In total, we have US$467.3 million in sustainable financing. The ESG framework will be published during 2Q2022.
	6. **Increase energy from renewable sources**: We are committed to procure that 100% of energy comes from non-conventional renewable energy by 2025.	25.6% of our energy is from renewable sources. During this year, the bank will generate it own renewable energy, through a contract with Gasco Luz and Fourtrees Capital to build six solar plants of 300kW each in the regions of Coquimbo, Valparaíso and the Metropolitan region.
	7. **Be carbon neutral**: We are part of the Group's goal to be carbon neutral by 2050. Our goal is to be carbon neutral by 2025, without the need to compensate for our carbon footprint through carbon bonds.	Sin 2019 we mitigate 100% of our carbon footprint. Now we are in the process of classifying our loanbook in order to measure the carbon footprint of our clients.
	8. **Eliminate single-use plastic waste in corporate buildings and branches.**	In 2021 we eliminated 100% of our single-use plastic waste.
	9. **Bestow scholarships, internships, and programs for entrepreneurs:** We want to grant 13,500 scholarships, internships and entrepreneur programs between 2019 and 2024.	Since 2019 to March 2022 we granted 5,569 education and entrepreneur scholarships in Chile.

10. **Support people through community aid programs:** In social themes between 2019 and 2024 we want to support more than 500,000 people through our community programs.

Between 2019 and March 2022 we have supported 281,370 people through education programs and other means of support to benefit people in vulnerable situations.

ESG Indicators

As a result of the commitment Santander has to people, the environment and good corporate governance, manifested through the main sustainable development and responsable banking initiatives, Santander has achieved the following ESG indicators:

Dow Jones Sustainability Indexes

Included in Chile, MILA and Emerging Markets
International index that evaluates the sustainable development of the Environmental, Social and Governance aspects. Currently we have 77 points, and in the 91st percentile.

vigeoeiris


62
100

Advanced

MSCI


MSCI
ESG RATINGS
A
CCC
B
BB
BBB
A
AA
AAA
LAST UPDATE: April 09, 2021

FTSE4Good

Included in the Latam Emerging and Global Emerging Indices. Positive evaluation in the Social and Environmental dimension compared to other Banks.

S&P IPSA ESG
SAM
Now a Part of S&P Global

A principio de 2021, la Bolsa de Santiago lanzó un nuevo índice S&P IPSA ESG. Chile es el tercer país latinoamericano en tener un índice que incorpora estas dimensiones y utiliza la misma metodología que el DJSI. De las 30 compañías que forman parte del IPSA, se incluyeron 26 empresas en este índice y Santander tiene el tercer mayor peso.

Strategic pillars

We want to offer innovative, sustainable financial solutions that have purpose and excellence while providing the best experience, earning our clients' loyalty.
Focus: Experience | Consultancy | Digital | Scale

Clients

Main KPIs

		2020 Results	2021 Results	March 2022 Results
Clients	NPS	51% Top 1 (Gap of 3 with second place)	60% Top 1 (Gap of 7 with second place)	58% Top 1 (Gap of 4 with second place)
	Total clients	3,607,609 (+5.5%)	4,116,301 (+14.1%)	4,183,188 (+11.2%)
	Loyal clients	764,407 (+8.6%)	832,405 (+8.9%)	830,674 (+6.5%)
	Digital clients	1,546,524 (+24.0%)	2,016,947 (+30.4%)	1,996,386 (+15.9%)

Note: Comparison and year-on-year growth

Launch of Prospera and Cuenta Pyme Life, our initiatives to bancarize SMEs and microentrepreneurs

During 2022 we launched Prospera Cuenta Pyme Life, both initiatives to foster SME bankarization and supporting micro-entrepreneurs. Prospera is a simple current account to open without any minimum sales prerequisites for people that enables them to do transactions for their business easily. For a single payment of $19,990 they receive a mobile POS that permits them to receive same day sale deposits and receive payments directly on their phone. Cuenta Pyme Life is for people that have a company open. In Chile, there is a government platform designed so any one can open a company in one day, without any hassles or tedious paperwork. These same companies that are opened quickly and digitally also look to open an account in the same manner, just like Cuenta Pyme Life which is 100% digital. The first six months are free. Both alternatives are unique in the market, focused on micro entrepreneurs that are quickly cross-sold through a current account, debit account and Getnet. In the future, these clients will also have access to loans. In just a few weeks, we have 450 SMEs and people that have opened one of the two accounts.

Life and Superdigital driven by digital accounts

Santander Life continues to be the main contributor in new client growth due to the success of the Meritolife program of this product and the digital onboarding process of current account openings. The total number of Life clients as of March 2022 increased 59.7% YoY and in the first quarter 2022 Life opened 76,553 current accounts reaching a total of 976,618 clients. Santander Life clients are quickly monetized and have a high NPS score throughout the incorporation process. As of March 2022, Life has already generated Ch$30 billion.

Clientes Life



+59,7%
611,658
976,618
Mar-21
May-21
Jul-21
Sep-21
Nov-21
Jan-22
Mar-22


Clientes Superdigital
+95%
149,622
292,474
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22

Superdigital continues its acceleration in client acquisition with 28,753 new clients in the quarter, reaching a total of 292,474 clients. This prepaid digital account is an attractive alternative for clients with little access to the banking ecosystem especially during the pandemic when through the pandemic many could receive and manage their money from government intitivatives. Additionally, Superdigital has important alliances with companies like Uber and Cornershop, attracting new clients. In January 2022 we signed an agreement with Todas Conectadas, a platform for women entrepreneurs in Latin America and the Caribbean by the United Nations, Mastercard and Microsoft. Superdigital will be the account that enables these women to receive payments, and have access to financial education classes and benefits, free of cost.

Current account market share increases 140 bp to 28.9% and total clients reach 4,138,188 clients

As a result of our efforts, the market share of the Bank in current accounts continues to rise drastically. According to the latest information available, as of January 2022, the net current account openings were equivalent to over 38.7% of total accounts opened in the rest of the banking system in the last twelve months, reaching a market share of 28.9% in current accounts. These numbers do not include Superdigital since these are categorized as debit cards.
In the quarter, total clients continue to increase with force, increasing 1.6% QoQ and 14.4% YoY. This growth reflects the success of our digital strategy.

The success of Getnet continues


Total POS
88,856
68,168
46,650
27,590
11,456
Jan-21
Mar-21
May-21
Jul-21
Sep-21
Nov-21
Jan-22
Mar-22

The entrance of Getnet in the acquiring market in Chile continues to show good results. The reception of clients has been high with over 88,000 POS installed for 73,800 clients, of which 90% are SMEs. Additionally we started selling mobile POS, more compact POS that can be sold through Prospera as well, and currently we have sold over 500 mPOS. Getnet has an NPS of 66 points, with over $300 billion in monthly sales through our POS. A key characteristic has been receiving the deposit of sales up to 5 times a day including weekends. Getnet generated fees for about $3,384 million in the quarter.

We continue to grow our Work/Café branches

With the pandemic, the Workcafé branch transformation continues. During the last year, we have opened 10 Workcafés, with six branches opened during the first quarter of this year. Additionally we have closed 20 branches, mainly Select branches, aimed at higher income clients. In total, we currently have 324 branches, 6.4% less than last year.

Employees

We want to be the best company to work in Chile, committed to our SPF culture
Focus: Empathetic, committed, and flexible culture
| Leadership at the service of culture | Cultivate the vocation to learn

Main KPIs

		2020 Results	2021 Results	March 2022 Results
Employees	Commitment index	87% in 2019. During 2020, due to the pandemic a survey was not conducted	94%	This index has still not been measured during 2022.
	Leadership index	87% in 2019. During 2020, due to the pandemic a survey was not conducted	95%	This index has still not been measured during 2022.
	Diversity		21.5% in leadership positions 1.2% with disability	28% in leadership positions 1.32% with disability
	Gender pay gap		2.5%	2.5%

For more indicators on employees, please see the 10 Responsible Banking commitments.

Back to the office

During 2021, over 2,000 employees received home office kits were given out (including notebook, monitors, keyboards, mouse and router). As the vaccination program advances and the sanitary measures have become less restrictive, some employees have returned to the office in shifts. In this manner, physical distance is maintained within the office while reaping the benefits of teams working together in the same space.

Shareholderss

We want to be a more profitable and sustainable bank with solid capital levels and optimal management of all risks.
Focus: Profitability and sustainability| Risks and capital

Main KPIs

		2020 Results	2021 Results	March 2022 Results
Shareholders	ROE	14.5%	22.7%	25.6% (Top 2)
	Eficiency	40% (Top 1)	40.1% (Top 1)[1]	37.8%[1] (Top 2)
	Asset quality	NPL 1.4% (gap of 2 bps with Peer Group)	NPL 1.2% (gap of 17 bps with Peer Group)	1.2%
	Solvency CET1	10.7%	9.6%	10.4% (Minimum 10% at year-end)

1. Results for 2021 and March 2022, efficiency ratio is calculated as operational expenses divided by operational income.

Investor meetings

The Bank maintains constant communication with its analysts and investors. In the quarter, we had around 290 meetings, and we started having once again physical meetings. During November 2021, we also had our first Santander Chile ESG Talk 2021. In this event, all of our initiatives in Environmental, Social and Governance aspects were highlighted. To see the recorded event, see here Santander ESG Talk 2021.

Ordinary Shareholders' Meeting

We held the Ordinary Shareholders' Meeting on April 27, 2022. Among other issues, the dividend payout of 60% of 2021 earnings were approved, equivalent to a dividend yield of 5.5% with the stock price at the record date. For more information, see our website for Shareholder Meetings.

New international rating agency: KBRA

During the quarter KBRA Ratings assigned a rating of A (Stable). Additionally the Bank has maintained the following ratings: Moody's A1 (negative) S&P A- (Stable), JCR A+ (Stable) and HR Ratings AA- (Stable).

MSCI rating ratified

Our MSCI rating was ratified with an A, being a leader especially in the ESG pillars of human capital and financing entities that promote initiatives related to the environmental impact in the execution of their business. For more on ESG indicators see the sections on Responsible Banking.

New Accounting Norm Compendium

During 2022, the CMF published a new compendium of accounting norms, which implied the shift of some accounts. This change is in order to be more in line with international standards under IFRS9. It is important to note that the provisioning models are still under the CMF models.

Community

We want to be recognised as a responsible bank committed to our community's well-being, encouraging environmental care and sustainable social development.
Focus: Environment | Social | Corporate governance

Main KPIs

		2020 Results	2021 Results	March 2022 Results
Community	Financial empowerment	921,779	1,693,277	1,864,825
	support people through community aid programs.	103,792	281,212	281,370
	Sustainable financing		US$267.3 million	US$467.3 million
	Sustainability index	Percentile 90 DJSI Chile, MILA & Emerging Markets	Percentile 91 DJSI Chile, MILA & Emerging Markets	We are in the process of DJSI 2022
	BitSight Index	810	800	Index still not avaiable for 2022

For more indicators on communities, please see the 10 Responsible Banking commitments.

Financial empowerment

During the first three months of 2022, we financially empowered 171.548 people, mainly through Sanodelucas (our financial empowerment platform) and Cuenta Life.

Sustainable financing

As of March 31, 2022, we had a flow of $156,694 million, equivalent to US$200 million, through sustainable finaning according to the Sustainable Financing Classification System. With this, in total we have around US$467.3 million in sustainable financing in our loanbook. This classification system establishes the methodology for categorizing, tracking and reporting on sustainable financial products. This system is based on ICMA´s Social and Green Bond Principles, the Climate Bond Standards and the EU Taxonomy. For more detail on what operations meet the requisites, you can see the Sustainable Finance Classification System.

Section 5: Segment information

Description of segments


% of loans
% os results
71%
49%

Retail Banking (Individuals and SMEs)
This segment consists of individuals and small to medium-sized entities (SMEs) with annual sales less than Ch$2,000 million (U.S.$2.3 million). This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stock brokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, foreign trade services, leasing, factoring, and transactional services.


24%
27%

Middle-market
This segment serves companies and large corporations with annual sales exceeding Ch$2,000 million (U.S.$2.3 million). It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million (U.S.$0.9 million) with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also, companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.


5%
16%

Santander Corporate and Investment Banking (SCIB)
This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million (U.S.$11.7 million). The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, project finance, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market segment and Corporate Investment Banking. These include products such as short-term financing and fund raising, brokerage services, foreign exchange services, derivatives, securitization and other tailor-made products. The Treasury Division may act as broker to transactions and manages the Bank's trading fixed income portfolio.


0,2%
8%

Corporate Activities ("Other")
This segment mainly includes our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank's available-for-sale portfolio. This segment also manages capital allocation by unit. These activities, with the exception of our inflation gap, usually result in a negative contribution to income.
In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

Results by segment

As of March 31, 2022

	Retail Banking	Middle market	SCIB	Total segments
Net interest income[1]	282,582	94,178	33,767	410,527
Change YoY	9.5%	17.9%	52.8%	14.0%
Net fee and commission income	73,885	15,835	8,005	97,725
Change YoY	1.7%	12.8%	8.2%	3.9%
Total financial transactions, net	9,092	4,546	41,932	55,570
Change YoY	7.5%	(19.9%)	48.6%	31.2%
Core revenues	**365,558**	**114,560**	**83,704**	**563,823**
Change YoY	**7.8%**	**15.0%**	**45.0%**	**13.6%**
Provision for loan losses	(66,806)	(5,186)	(285)	(72,278)
Change YoY	**27.1%**	**(47.7%)**	**(185.2%)**	**16.3%**
Net operating profit from business segments	**298,752**	**109,374**	**83,419**	**491,545**
Change YoY	**4.2%**	**21.9%**	**43.7%**	**13.2%**
Operating expenses[2]	**(150,608)**	**(24,340)**	**(21,276)**	**(196,224)**
Change YoY	**(1.5%)**	**16.7%**	**20.3%**	**2.5%**
Net contribution from business segments	**148,144**	**85,034**	**62,143**	**295,321**
Change YoY	**10.7%**	**23.5%**	**54.0%**	**21.5%**

1. Includes net income from interest and readjustments
2. Includes personnel expenses, administrative expenses and depreciation

Retail banking

Activity

Ch$ million	Mar-22	YoY	QoQ
Loans	25,749,119	4.5%	-0.1%
Deposits	13,713,222	11.0%	-7.2%

Results

Ch$ million	Mar-22	YoY
Net income from interest and readjustments	282,582	9.5%
Fees	73,885	1.7%
Financial transactions	9,092	7.5%
Total income	**365,558**	**7.8%**
Provisions	(66,806)	27.1%
Net operating income	**298,752**	**4.2%**
Expenses	(150,608)	-1.5%
Net contribution	**148,144**	**10.7%**

COMPOSITION


Mass income, 0.9%
SMEs, 19.8%
Middle income, 18.7%
High income, 60.5%

4,156,246
+11.2% YoY
Total clients

1,996,386
+15.9% YoY
Digital clients

976,618
+59.7% YoY
Life clients

292,474
+95.5% YoY
Superdigital clients

Business activity:

Santander seeks to grow retail banking in a responsible manner, with a focus on sustainability for our individual and SME customers. Some 75% of loans to individuals go to high-income earners, yet the Bank has an innovative strategy for mass income. Our Life Program, geared towards mass income, where they earn merits for their financial behavior continues to gain popularity. In the first quarter of this year, 76,553 Life current accounts were opened and the total number of clients closed the quarter at 976,618, which represents an increase of 11.2% YoY. It should be noted that 75% of Life customers have been captured through our digital platform. In the quarter Superdigital continued to gain strength, providing an attractive alternative for semi or unbanked Chileans. At the end of March 2022, we had around 292,474 customers. During the last few months we have continued to extend alliances to different organizations and companies to promote Superdigital as a digital platform for their employees and/or clients.

Retail Banking volumes grew 4.5% YoY, but fell 0.1% from 4Q21. On the one hand, auto loans continued to grow at a high rate, but this was offset by less dynamism in the rest of consumer products and a drop in SME loans.

On the other hand, deposits in this segment increased 11.0% YoY, driven by demand deposits, but in relation to December 2021, deposits fell 7.2% due to a drop in demand deposits that was not offset by an increase in time deposits with the increase in rates.

Performance:

The net contribution of retail banking increased 10.7% YoY. Margin increased 9.5% YoY due to a better funding mix and loan growth. Fees in this segment increased 1.7% led by Fees for cards that grew 10.1% due to greater usage. Provisions increased 27.1% YoY, which does not include additional provisions, due to the growth of the portfolio in the year and a prudent increase in the coverage of the mortgage portfolio. Operating costs decreased 1.5% YoY, as the Bank continued with its digital transformation, leading to greater operating efficiencies.

Middle market

Activity

Ch$ million	Mar-22	YoY	QoQ
Loans	8,665,425	5.8%	1.8%
Deposits	6,453,420	15.3%	3.5%

24,580
Clients
+2.4% YoY

Results

Ch$ million	Mar-22	YoY
Net income from interest and readjustments	94,178	17.9%
Fees	15,835	12.8%
Financial transactions	(5,186)	-47.7%
Total income	**104,827**	**15.0%**
Provisions	41,932	48.6%
Net operating income	**146,759**	21.9%
Expenses	(24,340)	23.5%
Net contribution	**122,419**	**21.9%**

Business activity:

The portfolio of this segment grew 5.8% YoY, driven by greater economic activity, especially in sectors linked to foreign trade. Also noteworthy is the solid growth in both demand deposits and time deposits, which increased 15.3% YoY. The focus of this segment is to focus on total customer profitability, focusing on lending and non-lending activities.

Performance:

Net contribution from the Middle Market increased 21.9% YoY in 1Q22 with total revenues increasing 15.0% YoY due to a 17.9% growth in margin due to a better mix of financing sources and the growth of loans in this segment. Additionally, commissions increased by 12.8% in line with the greater activity of clients in this segment. Provisions in this segment increased 48.6% YoY due to portfolio growth and higher charge-offs. Expenses increased 23.5% due to higher investment in technologies in this segment and higher inflation and commercial activity.

Santander Corporate & Investment Banking (SCIB)

Activity			
Ch$ million	Mar-22	YoY	QoQ
Loans	2,405,864	47.7%	6.5%
Deposits	6,298,240	-5.4%	4.8%

2,362
Clients

Results		
Ch$ million	**Mar-22**	**YoY**
Net income from interest and readjustments	33,767	52.8%
Fees	8,005	8.2%
Financial transactions	41,932	48.6%
Total income	**83,704**	**45.0%**
Provisions	(285)	-185.2%
Net operating income	**83,419**	**43.7%**
Expenses	(21,276)	20.3%
Net contribution	**62,143**	**54.0%**

Business activity:

During the quarter, demand for loans accelerated due to the economic reactivation and fewer financing opportunities in the local fixed income market. With this, the portfolio grew 6.5% YoY. Deposits decreased 5.4% in this segment, reflecting a greater use of liquidity by companies in line with greater economic activity.

Performance:

Total income from this segment increased 45.0% YoY, driven by a general increase in business in this segment. Net income from interest and readjustments increased by 49.5% YoY due to the increase in loans and a better mix of its financing sources. Also noteworthy is the YoY increase in customer treasury income of 48.6% and 8.2% in commissions. Expenses increased 20.3% due to higher investment in the technologies that serve this segment and higher inflation and commercial activity.

Corporate center

Results		
Ch$ million	**Mar-22**	**YoY**
Net income from interest and readjustments	16,939	(73.4%)
Fees	(579)	(94.9%)
Financial transactions	1,288	(109.8%)
Total income	**17,648**	**(55.0%)**
Provisions	831	(103.3%)
Net operating income	**18,479**	**33.8%**
Expenses	(3,979)	51.8%
Net contribution	**14,500**	**29.6%**

Results:

The Bank's corporate center contributed $14.5 billion to the Bank's results, which represents an increase of 29.6% compared to last year. On the one hand, there was a decrease in income due to an increase in the cost of the funding managed by the ALCO. This was offset by lower provisions since in 2022 no voluntary provisions have been constituted.

Section 6: Balance sheet and results

Balance sheet

Loan growth led by companies and corporates

NEW ACCOUNTING COMPENDIUM ALERT 2022
Now, under the new accounting compendium in Chile, loans that are available to be sold are recognized a fair value through other comprehensive income

Total loans increased 6.8% YoY and 0.6% QoQ with high demand for loans from companies and car loans. This was offset by a drop in loans to SMEs and other consumer products. In mortgages, the growth is mainly explained by the increase in inflation in the quarter.

Loans by segment

	YTD			Change %	
($mn)	**Mar-22**	**Dec-21**	**Mar-21**	**Mar-22/ Mar-21**	**Mar-22/ Dec-21**
Total loans to individuals[1]	**21,547,255**	**21,138,913**	**19,641,876**	**9.7%**	**1.9%**
Consumer loans	5,023,362	4,999,248	4,800,530	4.6%	0.5%
Santander Consumer (auto)	*794,451*	*723,075*	*504,267*	*57.5%*	*9.9%*
Other consumer loans	*4,228,911*	*4,276,172*	*4,296,263*	*(1.6%)*	*(1.1%)*
Residential mortgage loans	14,158,430	13,876,175	12,676,074	11.7%	2.0%
SMEs	**4,201,864**	**4,645,806**	**4,988,536**	**(15.8%)**	**(9.6%)**
Retail banking	**25,749,119**	**25,784,719**	**24,630,411**	**4.5%**	**(0.1%)**
Middle-market	**8,665,425**	**8,511,500**	**8,188,908**	**5.8%**	**1.8%**
Corporate & Investment banking (SCIB)	**2,405,864**	**2,260,031**	**1,629,062**	**47.7%**	**6.5%**
Otros[2]	**29,279**	**78,518**	**58,725**	**(50.1%)**	**(62.7%)**
Total loans[3 4]	**36,849,688**	**36,634,768**	**34,507,106**	**6.8%**	**0.6%**

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2. Others includes other non-segmented loans, interbank loans and loans at fair value through other comprehensive income. See note11 and 13 of the financial statements.
3. Total gross loans.
4. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment, they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

During the quarter our SCIB segment experienced strong growth of 47.7% YoY as the economy reopened and large corporates sought financing through corporate loans as the local fixed income market continues to be illiquid after the pension fund withdrawals. Our Middle Market segment also experiences sign of reactivations, with loan growth of 1.8% in the quarter driven by the commodities sector. The appreciation of the Chilean peso also resulted in a translation gain on loans denominated in foreign currency. The Chilean peso appreciated 8.2% in 1Q22. Approximately 9% of our loan book is denominated in foreign currency, mainly US$. Our strategy with these segments continues to focus on the overall profitability of these clients, focusing on non-lending activities. Loans to SMEs contracted 15.8% YoY and 9.6% QoQ due to lower demand from the Fogape and Fogape Reactiva programs.

Loans to individuals increased 9.7% YoY and 1.9% QoQ. Consumer loans increased 4.6% YoY and 0.5% QoQ. This was driven by a 9.9% QoQ increase in Santander Consumer, our subsidiary that sells auto loans and accounts for approximately 16% of consumer loans. Other consumer loans contracted 1.1% in the quarter and 1.6% YoY as loan demand remained subdued following the high levels of state aid during the pandemic and withdrawals from pension funds. Mortgage loans increased by 11.7% YoY and 2.0% QoQ. Demand for new mortgage loan origination has fallen

as inflation and rates have increased and the Bank continues to restrict mortgage loans with terms over 20 years. On the other hand, the UF inflation rate of 2.4% in the quarter also resulted in a positive conversion impact on mortgage loans, as most of these loans are denominated in UF.

Financial investments

NEW ACCOUNTING COMPENDIUM ALERT 2022
Due to the adoption of IFRS 9 from January 2022 (with the exception of the credit risk models), held-to-maturity instruments are valued at book value on purchase.

Financial investments

		YTD		Change %	
($mn)	**Mar-22**	**Dec-21**	**Mar-21**	**Mar-22/Mar-21**	**Mar-22/Dec-21**
Trading	92,548	73,348	111,248	(16.8%)	26.2%
Available for sale	4,022,574	5,900,278	7,438,334	(45.9%)	(31.8%)
Held-to-Maturity	4,732,869	4,691,730	-	--%	0.9%
Total	**8,847,990**	**10,665,356**	**7,549,582**	17.2%	(17.0%)

Since the onset of the pandemic, the Bank has seen an important increase in two funding sources: (i) demand deposits and (ii) the Central Bank Credit Lines. Both sources of funds have contributed to improving the Bank's funding mix and haven been used to fund lending activities, especially to SMEs through the FOGAPE program.

At the same time, the expansion of demand deposits has triggered the technical reserve requirement. To the extent that the aggregate amount of demand deposits exceeds 2.5 times a bank's regulatory capital, a bank must maintain a 100% reserve against them with the Central Bank. As of March 31, 2022, the Central Bank required us to maintain an additional technical reserve of Ch$2,050,494 million.

Moreover, the utilization of the Central Bank Credit lines also requires us to set aside collateral. The instruments used as collateral for the Central Bank lines and the technical reserve have been highly rated loans and Central Bank bonds. As a result of these factors, in 2021, in Chilean GAAP and in line with IAS 39, the Bank reclassified Ch$4.7 billion of AFS to the investment portfolio Held to Maturity (HTM). The instruments included as HTM are being used as collateral for the Central Bank Credit Lines with a maturity similar to four years and as a technical reserve in the Central Bank.

Total deposits increase 2.8% YoY.

Funding

		YTD		Change %	
($mn)	**Mar-22**	**Dec-21**	**Mar-22**	**Mar-22/Mar-21**	**Mar-22/Dec-21**
Demand deposits	16,880,011	17,900,917	15,706,883	7.5%	(5.7%)
Time deposits	10,159,808	10,131,056	10,603,859	(4.2%)	0.3%
Total Deposits	**27,039,819**	**28,031,973**	**26,310,742**	**2.8%**	**(3.5%)**
Mutual Funds brokered[1]	7,770,152	7,891,967	8,149,368	(4.7%)	(1.5%)

Bonds[2]	8,333,637	8,989,012	8,005,772	4.1%	(7.3%)
Central Bank lines	5,475,732	5,611,439	5,047,957	8.5%	(2.4%)
LCR [3]	146.4%	148.9%	103.0%		
NSFR [3]	112.6%	110.8%	119.3%		

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. Includes regulatory capital financial instruments (AT1 and Tier 2).
3. Calculated according to Chilean regulations.

During the quarter, the Central Bank continued to raise the monetary policy rate (MPR) from 4.0% to 7.0% at the end of March. We expect further rate hikes by the Central Bank in the coming months and we estimate that the MPR will reach 8.5% in the second quarter of 2022.

The Bank's total deposits increased 2.8% YoY and decreased 3.5% QoQ in 1Q22. In the quarter, demand deposits increased 7.5% YoY, driven by the increase in current accounts of individuals and greater transactions with corporate clients. On the other hand, demand deposits decreased by 5.7% QoQ due to the increase in rates, which increased the attractiveness of time deposits, especially among individuals, SMEs and the Middle Market segment. Meanwhile, corporate demand deposits increased 29.6% QoQ reflecting the Bank's strengths in the cash management business with companies.

The solid management of the bank's funding base has allowed the Bank to maintain healthy levels of liquidity. As of March 2022, the Bank's LCR and NSFR reached 146.4% and 113.2%, respectively.

BIS ratio at 16.8%. Core Capital ratio reaches 10.4% and ROE of 25.6% in 1Q22

Equity

		YTD		Change %	
($mn)	Mar-22	Dec-21	Mar-22	Mar-22/Mar-21	Mar-22/Dec-21
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	2,561,789	2,557,815	2,350,836	9.0%	0.2%
Valuation adjustment	(445,904)	(354,364)	(157,356)	183.4%	25.8%
Retained Earnings:					
Retained earnings prior periods	774,959	0	517,447	49.8%	--%
Income for the period	235,743	778,933	182,024	29.5%	(69.7%)
Provision for dividends, payments of interests and reappreciation of issued regulatory capital financial instruments	(312,478)	(238,770)	(209,837)	48.9%	30.9%
Equity attributable to equity holders of the Bank	**3,705,411**	**3,634,917**	**3,574,416**	**3.7%**	**1.9%**
Non-controlling interest	98,298	94,360	86,835	13.2%	4.2%
Total Equity	**3,803,709**	**3,729,277**	**3,661,251**	**3.9%**	**2.0%**
Quarterly ROAE	**25.6%**	**26.7%**	**20.4%**		
YTD ROAE	**25.6%**	**22.5%**	**20.4%**		

Total equity reached Ch$ 3,705,411 million as of March 31, 2022. The Bank's **ROAE** was 25.6% in 1Q22 compared to 26.7% in 4Q21 and 20.4% in 1Q21.

Capital adecuacy

		YTD		Change %	
($mn)	Mar-22	Dec-21	Mar-22	Mar-22/Mar-21	Mar-22/Dec-21
Core Capital	3,803,709	3,494,580	3,651,387	4.2%	8.8%
AT1	908,830	971,832	501,943	81.1%	(6.5%)
Tier I	**4,712,539**	**4,466,412**	**4,153,330**	13.5%	5.5%
Tier II	1,426,781	1,310,419	1,014,922	40.6%	8.9%
Regulatory capital	**6,139,321**	**5,776,831**	**5,168,252**	**18.8%**	**6.3%**
Risk weighted assets	**36,483,249**	**37,936,332**	**33,462,867**	**9.0%**	**(3.8%)**
Core Capital ratio	**10.4%**	**9.2%**	**10.9%**		
Tier I ratio	**12.9%**	**11.8%**	**12.4%**		
Tier II ratio	**3.9%**	**3.5%**	**3.0%**		
BIS ratio	**16.8%**	**15.2%**	**15.4%**		

Important note: the numbers in the above table for 2021 do not include changes from the new accounting compendium from the FMC.

Risk-weighted assets (RWA) increased by 9.0% YoY and decreased 3.8% QoQ due to the implementation of Basel III, which from December 2021 includes weighted assets for operational and market risk, while as of March 2021 it only contemplated credit risk. In October 2021, Santander Chile became the first Chilean bank to issue a perpetual AT1 bond. The bond is for US$700 million with no fixed maturity and non-refundable before five years from the date of issuance. In 2022 the Bank has issued a subordinated bond for a total of UF 3.3 million, contributing to the increase in Tier II. As a result of these issuances plus the positive impact of the Bank's high ROE and QoQ decrease in risk-weighted assets, the Bank's core capital ratio reached 10.4% at the end of March 2022 and the total BIS III ratio reached 16.8%. Due to our solid capital levels, at the shareholders' meeting on April 27, 2022, the distribution of a dividend of 60% of profits attributable to owners of the Bank was proposed with the remaining 40% allocated to the Bank's reserves.

Income from interests and readjustments in 1Q22 increased 0.9% YoY

NEW ACCOUNTING COMPENDIUM ALERT 2022
Fees from the prepayment of loans used to be recognized in net interest income, now it is recognized in fees.

Income from interest and readjustments/ Net interest margin

	YTD		Chg %	Quarterly			Chg %	
Ch$ million	**Mar-22**	**Mar-21**	**Mar-22/ Mar-21**	**1Q22**	**4Q21**	**1Q21**	**1Q22/1 Q21**	**1Q22/4 Q21**
Interest income	515,447	442,962	16.4%	515,447	485,079	442,962	16.4%	6.3%
Interest expense	(293,639)	(77,126)	280.7%	(293,639)	(181,950)	(77,126)	280.7%	61.4%
Net interest income	**221,808**	**365,835**	**(39.4%)**	**221,808**	**303,129**	**365,835**	**(39.4%)**	**(26.8%)**
Readjustment income	235,295	82,107	186.6%	235,295	265,049	82,107	186.6%	(11.2%)
Readjustment expense	(29,636)	(24,220)	22.4%	(29,636)	(64,657)	(24,220)	22.4%	(54.2%)
Net readjustment income	**205,658**	**57,887**	**255.3%**	**205,658**	**200,392**	**57,887**	**255.3%**	**2.6%**
Net income from interest and readjustment	**427,466**	**423,722**	**0.9%**	**427,466**	**503,521**	**423,722**	**0.9%**	**(15.1%)**
Average interest-earning assets	46,154,793	41,510,416	11.2%	46,154,793	45,605,792	41,510,416	11.2%	1.2%
Average loans	36,829,241	34,179,244	7.8%	36,642,558	36,193,340	34,118,611	7.4%	1.2%
Avg. net gap in inflation indexed (UF) instruments[1]	8,348,914	6,460,301	29.2%	8,348,914	6,676,629	6,460,301	29.2%	25.0%
Interest earning asset yield[2]	6.5%	5.1%		6.5%	6.6%	5.1%		
Cost of funds[3]	2.9%	0.8%		2.9%	2.1%	1.0%		
Net interest margin (NIM) [4]	**3.7%**	**4.1%**		**3.7%**	**4.4%**	**4.1%**		
Quarterly inflation rate[5]	2.4%	1.1%		2.4%	3.0%	1.1%		
Central Bank reference rate	7.0%	0.5%		7.0%	4.0%	0.5%		

1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.
2. Interest income divided by average interest earning assets.
3. Interest expense divided by sum of average interest-bearing liabilities and demand deposits.
4. Annualized net interest income divided by average interest earning assets.
5. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 1Q22, the Bank's net income from interest and readjustments decreased 15.1% compared to 4Q21 and increased 0.9% YoY. On the one hand, net interest income, which excludes the impact of inflation on margins, decreased 39.4% compared to 1Q21 and 26.8% compared to 4Q21 due to the effect of the increase in the monetary policy rate (MPR). As of March 2021, the MPR was 0.5% and from the second half of 2021 the Central Bank began to tighten monetary

policy, raising the MPR several times, with the last one being at the end of March when it reached 7.0%. In a 12-month period, the Bank has a negative sensitivity to increases in short-term rates, since the Bank's time deposits incorporate these increases in the MPR faster than interest earning assets.

This was offset in 1Q22 by net readjustment income, which mainly includes the impact of the difference between assets and liabilities denominated in Unidades de Fomento (UF), which increased 255.3% compared to 1Q21 and 2.6% compared to 4Q21. The Bank has more assets than liabilities indexed to inflation. During the last year, inflation has accelerated, registering a variation of 1.1% in 1Q21, 3.0% in 4Q21 and 2.4% in 1Q22. At the same time, the UF GAP, the difference between interest generating assets indexed to the UF and liabilities indexed to the UF, increased to Ch$ 8,348,914 million at the end of 1Q22. These two factors boosted the net result from readjustments in 1Q22.

Likewise, interest earning assets increased 1.2% QoQ and 11.2% YoY. Given all of the above, the Bank's net interest margin (NIM) in 1Q22 was 3.7%, lower than the 4.1% in 1Q21 and 4.4% in 4Q21.

Looking ahead, we expect the MPR to continue to rise, which should put downward pressure on NIMs. On the other hand, UF inflation should continue at high levels for a few more months before starting to return to normal. For this reason, our NIM expectation for the full year is 3.5%-3.7%.

Cost of credit at 0.8% in 1Q22. Coverage at 278.6% with positive trends in asset quality

NEW ACCOUNTING COMPENDIUM ALERT 2022

- *Change in the calculation of provisions on credit lines approved and not disbursed. According to the new compendium, credit risk provisions for approved and unused lines of credit are calculated based on the amount of the approved and undisbursed line multiplied by 10%, which in turn is multiplied by the client's expected loss. Previously, the factor was 35%. This reduced the provision result for 2021 under the new compendium versus previously reported.*
- *Includes impairment of loans at fair value through other comprehensive income.*
- *The line of provisions now includes the hedge of the effect of the exchange rate on provisions that was previously recognized in the line of financial transactions.*

Provisions

	YTD		% Chg.	Quarterly			% Chg.	
$ millones	**Mar-22**	**Mar-21**	**Mar-22/ Mar-21**	**1Q22**	**4Q21**	**1Q21**	**1Q22/ 1Q21**	**1Q22/ 4Q21**
Provisions for credit risk for interbank loans and loans[1]	(86,614)	(80,234)	8.0%	(86,614)	(84,812)	(80,234)	8.0%	2.1%
Special provisions for credit risk[2]	(2,918)	(24,215)	(88.0%)	(2,918)	(58,576)	(24,215)	(88.0%)	(95.0%)
Gross provisions	**(89,531)**	**(104,450)**	**(14.3%)**	**(89,531)**	**(143,387)**	**(104,450)**	**(14.3%)**	**(37.6%)**
Recovery of written-off loans	18,100	16,936	6.9%	18,100	21,312	16,936	6.9%	(15.1%)
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(15)	(30)	(49.6%)	(15)	1,331	(30)	(49.6%)	--%
Provisions for credit risk	**(71,447)**	**(87,543)**	**(18.4%)**	**(71,447)**	**(120,745)**	**(87,543)**	**(18.4%)**	**(40.8%)**
Cost of credit[3]	**0.8%**	**1.0%**		**0.8%**	**1.0%**	**1.3%**		
Expected loss ratio (LLA / total loans)	**2.6%**	**2.9%**		**2.6%**	**2.6%**	**2.9%**		
NPL ratio (90 days or more overdue/ total loans)	**1.2%**	**1.3%**		**1.2%**	**1.2%**	**1.3%**		
Impaired loan ratio (impaired loans / total loans)	**4.5%**	**5.1%**		**4.5%**	**4.5%**	**5.1%**		
Coverage of NPLs[4]	**278.6%**	**261.4%**		**278.6%**	**270.5%**	**261.4%**		

1. Includes write-offs.
2. Includes additional provisions and provisions for contingent loans.
3. Annualized provision expense divided by average loans.
4. Balance sheet provisions include additional provisions over non-performing loans

In general, the credit quality of the Bank's loan portfolio remained positive in 1Q22. The non-performing loan (NPL) ratio improved from 1.3% in 1Q21 to 1.2% in 1Q22, while the impaired loan ratio continued to fall, reaching 4.5% in 1Q22 compared to 5.1% in 1Q22. Likewise, and despite not having constituted new voluntary provisions in 1Q22, the non-performing loans coverage rose to 278.6%.

Provisions for credit risks totaled Ch$ 71,447 million, decreasing 18.4% YoY and 40.8% QoQ. Provisions for credit risk for banks and loans and accounts receivable from customers increased 8.0% YoY and 2.1% QoQ due mainly to the

growth of consumer auto loans and higher charge-offs in the Middle Market segment. On the other hand, special provisions for credit risk fell significantly due to the fact that in 1Q22 the Bank did not recognize additional provisions, unlike in previous quarters. With these results, the cost of credit in 1Q22 reached 0.8% compared to 1.0% in 1Q21 and 1.3% in 4Q21. We expect the cost of risk for 2022 to be in the range of 0.9%-1.0%.

Provisions for credit risk by product

	YTD		% Chg.	Quarterly			% Chg.	
Ch$ million	Mar-22	Mar-21	Mar-22/ Mar-21	1Q22	4Q21	1Q21	1Q22/ 1Q21	1Q22/ 4Q21
Consumer loans	(7,460)	(18,367)	(59.4%)	(7,460)	(38,545)	(18,367)	(59.4%)	(80.6%)
Commercial loans	(31,572)	(56,151)	(43.8%)	(31,572)	(70,397)	(56,151)	(43.8%)	(55.2%)
Residential mortgage loans	(32,415)	(13,026)	148.9%	(32,415)	(11,803)	(13,026)	148.9%	174.6%
Total Provision for loan losses	**(71,447)**	**(87,543)**	**(18.4%)**	**(71,447)**	**(120,745)**	**(87,543)**	**(18.4%)**	**(40.8%)**

Provisions for credit losses for consumer loans decreased 59.4% compared to 1Q21 and 80.6% compared to 4Q21. The consumer NPL ratio increased slightly from 0.9% in 1Q21 and 4Q21 to 1.0% in 1Q22, while the consumer impaired consumer ratio improved from 4.5% in 1Q21 to 3.1% in 1Q22. Consumer loans in general have shown good payment behavior due to the focus in recent years on expanding our consumer loan portfolio in the higher income segment, as well as the withdrawal of money from pension funds and the new fund universal emergency (IFE) also continues to have a positive impact on the quality of consumer credit assets. With this, consumption coverage, including additional provisions, remains high at 520.1% at the end of March.

On the other hand, the result from net provisions in the mortgage portfolio grew 174.6% QoQ and 148.9% YoY. With this, the NPL coverage of the mortgage portfolio increased to 132.2%, in line with our view that high interest rates and higher inflation could affect the quality of this product's portfolio. In any case, the evolution of the mortgage portfolio remains healthy with the mortgage NPL ratio decreasing from 0.7% in 1Q21 and 0.8% in 4Q21 to 0.6% in 1Q22, while the impaired mortgage loan ratio improved from 3.3% in 1Q21 to 2.9% in 1Q22. With these levels of mortgage provisions, we expect to cover the possible write-offs of this portfolio in the next 2 years.
Provision expense for commercial loans decreased 55.2% compared to 4Q21 and 43.8% compared to 1Q21. In 4Q21, the Bank's Board of Directors approved the allocation of $60,000 million in additional provisions for commercial loans. The impaired commercial loan ratio improved from 6.7% in 1Q21 and 6.2% in 4Q21 to 6.1% in 1Q22. The commercial NPL ratio improved from 1.8% in 1Q21 to 1.7% in 4Q21 and 1Q22 mainly due to loan growth that has lately been focused on the SCIB segment which is generally lower risk. The coverage index of the overdue commercial portfolio remained high in 1Q22, reaching 277.9%.
For more information on credit risk and asset quality see Section 7: Risk.

Fees increase 17.1% YoY with total clients surpassing 4.18 million driven by digital products

NEW ACCOUNTING COMPENDIUM ALERT 2022
Fees for prepayment of loans that used to be recognized in net interest income are now recognized in fees.

Fee income increased 17.1% compared to 1Q21. Fees in the quarter continued to show healthy signs of growth driven by customer growth and increased product usage. During the quarter we continued to increase our customer base, growing 1.6% QoQ and 11.2% YoY, driven by a strong increase in customers with current accounts (including

Superdigtal accounts), attracted by our digital product offering. Digital customers grew 15.9% YoY and loyal customers (individual customers who have 4 products or more with a minimum level of profitability and usage and companies with a minimum profitability and usage of products) grew 6.5% YoY.



Current accounts
Includes Superdigital
+36.4%
+4.5%
1,350
1,848
2,005
Mar/21
Dec/21
Mar/22
Total clients
+11.2 %
+1.6%
3,763
4,116
4,183
Mar/21
Dec/21
Mar/22
Digital clients
+15.9%
-1.0%
1,723
2,017
1,996
Mar/21
Dec/21
Mar/22
Loyal clients
+6.5%
-0.2%
780
832
831
Mar/21
Dec/21
Mar/22

Number of thousands of clients

By product, the evolution of fees was the following:

Fees by product

	YTD		% Chg.	Quarterly			% Chg.	
Ch$ million	Mar-22	Mar-21	Mar-22/ Mar-21	1Q22	4Q21	1Q21	1Q22/1Q21	1Q22/4Q21
Card fees	25,499	23,161	10.1%	25,499	30,507	23,161	10.1%	(16.4%)
Asset management	13,178	11,151	18.2%	13,178	14,075	11,151	18.2%	(6.4%)
Insurance brokerage	10,943	10,229	7.0%	10,943	11,867	10,229	7.0%	(7.8%)
Guarantees, pledges and other contingent op.	8,340	6,764	23.3%	8,340	7,880	6,764	23.3%	5.8%
Collections	14,049	8,714	61.2%	14,049	10,011	8,714	61.2%	40.3%
Current accounts	11,401	9,119	25.0%	11,401	10,760	9,119	25.0%	6.0%
Getnet	3,384	34	--%	3,384	3,899	34	--%	(13.2%)
Prepayment of loans	4,196	5,766	(27.2%)	4,196	1,687	5,766	(27.2%)	148.7%
Others	6,155	8,046	(23.5%)	6,155	6,963	8,046	(23.5%)	(11.6%)
Total fees	**97,147**	**82,984**	**17.1%**	**97,147**	**97,650**	**82,984**	**17.1%**	**(0.5%)**

Card fees increased 10.1% YoY due to the growth of our Life debit cards and Superdigital prepaid cards, as well as increased use by all our card-using customers. Compared to 4Q21 they decreased by 16.4% QoQ mainly due to seasonal factors due to lower activity by our clients during the summer months. It is important to note that in July 2021, the regulations to establish the interchange fee were enacted. A technical committee had six months to determine the interchange fee levels and this will be reviewed every 3 years. In February of this year the new maximum rates were published: 1.48% for credit cards, 0.6% for debit cards and 1.04% for prepaid cards. The Bank estimates that the implementation of these maximum rates will have a negative impact on this commission line of approximately $29 billion in 2022.

Getnet, our new acquisitions business that launched in 1Q21 has continued to grow, reaching over 88,800 POS machines, and providing Ch$ 3,384 million in fee income in the quarter. We estimate that Getnet will already start to show a profit by the last quarter, only two years after its launch.

Current account fees increased by 6.0% QoQ and 25.0% YoY. Growth in account openings continued to grow strongly during the quarter. Santander Life continued to contribute to the growth of new customers. In 1Q22, we opened 76,000 new Life accounts. Superdigital also continued to open accounts at a record rate with 7,700 new clients in the quarter. In general, as of January 2022, the latest data available, in the last twelve months Santander Chile had net account openings of 532,272 compared to 838,361 net openings for the rest of the banking system. This indicates that until January 2022, Santander Chile represented 38.7% of all account openings in Chile. The overall share of the current account market increased to 28.9%, up from 26.5% in January 2021. It is important to note that these market share figures do not include Superdigital, which is a prepaid digital debit card.

Collection commissions grew by 61.2% YoY and 40.3% QoQ due to higher commissions for transfers and payment orders and collection of customer receivables. Insurance brokerage increased by 7.0% YoY driven by auto insurance and driven by our Insurtech platforms such as Autocompara and Klare. The Bank's online auto insurance brokerage business, Autocompara, continued to show strong growth as auto sales across the country expanded aggressively.

Loan prepayment commissions decreased 27.2% YoY in 1Q22 as due to the greater liquidity of our clients in 1Q21 with state aid and withdrawals from pension funds were used in part to prepay loans. Compared to 4Q21, these commissions increased 148.7% due to high levels of prepayment in Middle market and SCIB in an environment of rising rates in the quarter.

Solid client treasury income and higher gains from Financial Management

NEW ACCOUNTING COMPENDIUM ALERT 2022
The line of provisions now includes the hedge of the effect of the exchange rate on provisions that was previously recognized in the line of financial transactions in non-client income

Net financial results

	YTD		Chg. %	Quarterly			Chg. %	
Ch$ million	**Mar-22**	**Mar-21**	**Mar-22/ Mar-21**	**1Q22**	**4Q21**	**1Q21**	**1Q22/ 1Q21**	**1Q22/ 4Q21**
Financial assets and liabilities for trading	17,706	25,484	(30.5%)	17,706	(7,824)	25,484	(30.5%)	--%
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	14,092	(772)	--%	14,092	4,614	(772)	--%	205.4%
Changes, readjustments and hedge accounting in foreign currency	25,060	4,500	456.9%	25,060	25,187	4,500	456.9%	(0.5%)
Net financial results	**56,858**	**29,212**	**94.6%**	**56,858**	**21,977**	**29,212**	**94.6%**	**158.7%**

The **net financial result** recorded a gain of Ch$ 56,858 million in 1Q22, an increase of 94.6% compared to 1Q21 and 158.7% compared to 4Q21. In order to understand these lines more clearly, they are presented by business area in the following table:

Net financial results by business

	YTD		Chg. %	Quarterly			Chg. %	
Ch$ million	**Mar-22**	**Mar-21**	**Mar-22/ Mar-21**	**1Q22**	**4Q21**	**1Q21**	**1Q22/ 1Q21**	**1Q22/ 4Q21**
Client	55,044	42,318	30.1%	55,044	49,404	42,318	30.1%	11.4%
Non- client[1]	1,814	(13,106)	--%	1,814	(27,426)	(13,106)	--%	--%
Net financial results	**56,858**	**29,212**	**94.6%**	**56,858**	**21,978**	**29,212**	**94.6%**	**158.7%**

1. Non client treasury income. These results includes interest income and the mark-to-market of the Bank's trading portfolio, realized gains from the Bank's available for sale portfolio and other results from our Financial Management Division.

Revenues from customer treasury services reached a profit of Ch$ 55,044 million in the quarter, an increase of 11.4% compared to 4Q21 and 30.1% compared to 1Q21. The movement of client treasury revenues, which generally constitutes the majority of our treasury revenues, reflects customer demand for treasury products such as spot currency purchases, forwards and other more complex treasury products. During the quarter there was a positive flow of institutional and corporate clients in the swaps and inflation market driven by the high CPI data.

Non-customer treasury totaled a gain of Ch$1,814 million in the quarter. During 2021, the Bank's Financial Management Division carried out several liability management operations to adapt the balance sheet to the new environment of rate hikes, which resulted in an initial loss that has not been repeated this year.

Operating expenses increased only 2.1%. Efficiency ratio of 37.8% in the quarter

NEW ACCOUNTING COMPENDIUM ALERT 2022
Income and expenses of repossessed assets are now in line item Income from non current assets and non continued operations and are no longer in other operating income and other operating expenses

Operating expenses increased 2.1% YoY and fell 1.6% QoQ with the Bank's efficiency ratio reaching 37.8% in 1Q22 compared to 39.7% in the same quarter of 2021, demonstrating good cost control despite the acceleration of inflation. Annualized operating expenses over total assets improved from 1.6% in 1Q21 to 1.4% at the end of March 2022. The Bank continues to advance in the execution of its investment plan of U$260 million for the years 2022-2024 with a focus on digital initiatives both on the front and back-end.

Operating expenses

	YTD		Chg. %	Quarterly			Chg. %	
Ch$ million	Mar-22	Mar-21	Mar-22/ Mar-21	1Q22	4Q21	1Q21	1Q22/ 1Q21	1Q22/ 4Q21
Personnel expenses	(97,546)	(97,001)	0.6%	(97,546)	(98,753)	(97,001)	0.6%	(1.2%)
Administrative expenses	(71,043)	(68,583)	3.6%	(71,043)	(77,256)	(68,583)	3.6%	(8.0%)
Depreciation and amortization	(31,614)	(27,729)	14.0%	(31,614)	(31,589)	(27,729)	14.0%	0.1%
Other operating expenses	(19,686)	(22,119)	(11.0%)	(19,686)	(15,804)	(22,119)	(11.0%)	24.6%
Impairment	-	-	--%	-	-	-	--%	--%
Operating expenses	**(219,889)**	**(215,432)**	**2.1%**	**(219,889)**	**(223,402)**	**(215,432)**	**2.1%**	**(1.6%)**
Branches	**324**	**346**	**(6.4%)**	**324**	**326**	**346**	**(6.4%)**	**(0.6%)**
Traditional	219	206	6.3%	219	220	206	6.3%	(0.5%)
WorkCafé	69	59	16.9%	69	63	59	16.9%	9.5%
Middle market centers	7	7	0.0%	7	7	7	0.0%	0.0%
Select	9	13	(30.8%)	9	14	13	(30.8%)	(35.7%)
Employees	**9,854**	**10,391**	**(5.2%)**	**9,854**	**9,988**	**10,391**	**(5.2%)**	**(1.3%)**
Efficiency ratio[1]	**37.8%**	**39.7%**	**+189bp**	**37.8%**	**35.9%**	**40.1%**	**+236bp**	**-186bp**
Volume per branch (Ch$mn)[2]	197,190	175,777	12.2%	197,190	198,363	175,777	12.2%	(0.6%)
Volume per employee (Ch$ mm)[3]	6,484	5,853	10.8%	6,484	6,474	5,853	10.8%	0.1%
Costs / Assets[4]	1.4%	1.6%	+14bp	1.4%	1.4%	1.6%	+14bp	-3bp

1. Operating expenses divided by operating income
2. Loans + Deposits divided by branches (point of sale).
3. Loans + Deposits divided by employees
4. Annualized operating expenses / average total assets.

Personnel expenses increased 0.6% YoY despite the rise in inflation and the consequent readjustment of salaries. Volumes (loans plus deposits) per branch increased 12.2% YoY and volumes per employee grew 10.8% YoY. This increase in productivity is a reflection of the strength of our digital channels and a higher level of automation in different cost centers. Compared to 4Q21, personnel expenses show a slight decrease of 1.2% QoQ as a result of seasonal effects between those two quarters.

Administrative expenses increased 3.6% YoY in 1Q22. During the quarter, the Bank had higher expenses related to the maintenance of fixed assets and an increase in spending on IT and communications, as it continues to focus on improving digital platforms for our customers and employees. The strong increase in the client base also influenced the increase in administrative expenses as well as the increase in inflation.

Compared to 4Q21, administrative expenses decreased 8.0% as a result of lower advertising expenses as a result of several commercial campaigns carried out by the Bank in 4Q21. At the same time, there were lower IT, communications and outsourced data processing expenses due to the fact that a significant percentage of these expenses are denominated in US$ and the Chilean peso appreciated 8.2% in the quarter.

Amortization expenses increased 14.0% YoY and 0.1% QoQ mainly due to higher software amortization due to digital banking developments as part of our plan to improve productivity.

Other operating expenses decreased 11.0% YoY. During the COVID-19 crisis, the Bank recognized higher provisions for non-credit contingencies and for operational risk in 2021, which have decreased so far this year. This was partially offset by higher expenses in cybersecurity insurance expenses as the Bank increases its client base and by higher expenses related to our joint venture with our main partner in the financing of auto loans, Astara (former SK Bergé), through our subsidiary Santander Consumer. This cost is recognized in Other operating expenses. It should be noted that, despite the higher expense in this line, Santander Consumer's results grew 75.8% year-on-year, totaling Ch$7,785 million in 1Q22.

Other operating income, income from investments in companies and taxes

NEW ACCOUNTING COMPENDIUM ALERT 2022
Income and expenses of repossessed assets are now in line item Income from non current assets and non continued operations and are no longer in other operating income and other operating expenses

In these items we highlight the higher result from investments in companies due to the better results of Transbank in the quarter. As a reminder, we have a 25% stake in Transbank, and the Bank is in the process of selling their stake in this company. Our investment in Transbank was recognized as a discontinued operation since June 2019, but because the sale has been delayed, in 4Q21 the Bank re-recognized Transbank's results as Income from investments in associates. During 2021 Transbank recognized operating losses due to the evolution of the payment market.

Other operating income and taxes

	YTD		Chg. %	Quarterly			Chg. %	
$ millones	Mar-22	Mar-21	Mar-22/ Mar-21	1Q22	4Q21	1Q21	1Q22/ 1Q21	1Q22/ 4Q21
Other operating income	221	403	(45.1%)	221	398	403	(45.1%)	(44.4%)
Income from investment in associates	1,360	303	348.4%	1,360	(1,916)	303	348.4%	--%
Results from non-current assets and non-continued operations	(900)	246	--%	(900)	742	246	--%	--%
Income tax	(51,110)	(49,615)	3.0%	(51,110)	(42,532)	(49,615)	3.0%	20.2%
Effective tax rate	**17.6%**	**21.2%**		**17.6%**	**15.3%**	**21.2%**		

Income tax expense in 1Q22 totaled Ch$ 51,110 million, an increase of 3.0% YoY and 20.2% QoQ driven by higher profit before taxes. For tax purposes, our capital must be updated for CPI inflation, therefore, when CPI inflation is high, the effective tax rate tends to be lower.

Taxes YTD[1]

			Change %
$ millones	Mar-22	Mar-21	Mar-22/Mar-21
Utilidades antes de impuestos	290,816	233,896	**24.3%**
Corrección monetaria del capital	(111,164)	(60,656)	83.3%

Otras diferencias permanentes, impuestos diferidos	9,645	10,518	(8.3%)
Utilidad neta antes de impuestos ajustada	**189,297**	**183,758**	**3.0%**
Tasa de impuestos	27,0%	27,0%	+0bp
Impuestos por pagar	(51,110)	(49,615)	**3.0%**
Tasa efectiva de impuestos	**17,6%**	**21,3%**	**-368bp**

1. For tax purposes, capital is indxed to CPI inflation. The statutory tax rate is applied on income before tax after monetary correction of capital. For more information see Note 18 of the Financial Statements.

Guidance

Given the above, the expectations of the Bank for volume growth and income for 2022 are as follows:

Indicator	Guidance	Key factor
Loans	8-10% based on GDP growth of 1.5% and inflation of 9.0%	Economic growth
NIM	3.5%-3.7% due to the impact of the higher monetary policy rate, mitigated in part by the higher inflation.	Inflation rate and speed of MPR increases
Non- NII	10%-15% growth this year.	Client growth and product usage
Costs	Increasing below inflation	Inflation, exchange rate and productivity, investment plans
Cost of credit	A cost of risk of 0.9%-1.0% with asset quality normalizing.	Increase in provisions and growth of loans. Evolution of economy and unemployment.
ROE	ROE of 21%-22% in 2022 and medium-term ROAE of 17-19%.	Growth of: income and equity
CET1	Finishing the year > 10%	ROE, growth of equity and risk-weighted assets and dividend policy.

Section 7: Risks

The management of risks in the first quarter of 2022 has centered on the protection of our groups of interest in an environment that is still affected by the COVID-19 pandemic and its consequences.

A. Credit risk

Estimación de pérdida esperada:

The estimation of provisions is based on models of expected loss, in line with Chapter B1 of the FMC's Accounting Standards Compendium. The loan portfolio is divided into individually and collectively analysed loans. Within each group, there are different provision models for consumer loans, mortgages, and commercial loans. The provisions of the majority of loans are determined, in simple terms, through the following formula of expected loss.

Provisions	=	Exposure	x	Probability of default	x	Severity
		Loan value		Percentage of the probability of a debtor defaulting. This probability is determined by the type of client and their historical performance, among other variables.		Loss sustained once the customer is already in default, determined by historical data.

Provisions for individual assessments

According to the FMC, an individual assessment of commercial debtors is necessary for companies that, due to their size, complexity, or level of exposure, must be analysed in detail. The debtors' analysis is primarily focused on their creditworthiness. Therefore, they are classified in the corresponding risk category and by their respective credit transactions and contingent loans before being assigned to one of the following portfolio categories: Normal, Substandard, and Impaired portfolio. For this assignation, several risk factors are considered: the industry or economic sector, their business, partners and management's situation, financial situation, payment ability, and payment performance. Thus, the portfolio assignations are:

- **Normal Portfolio:** it considers debtors whose payment ability enables them to meet their obligations and commitments and in which there is no foreseeable alteration regarding their economic and financial situation. The classifications assigned to this portfolio are categories from A1 to A6.
- **Substandard Portfolio:** it includes debtors with financial difficulties or significant deterioration in their payment ability and of which there is reasonable doubt concerning their future reimbursement of the principal and interests within the contractual terms, displaying a limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

- **Impaired Portfolio:** it includes debtors and related loans where recovery is considered remote, as they display a reduced or null repayment capacity. This portfolio encompasses debtors who have stopped paying their loans or show clear signs they will stop paying, as well as those who require forced debt restructuring, reducing the due obligation or delaying their principal repayment or interests; and any other debtor who is beyond 90 days overdue in their payment of interests or principal. The classifications assigned to this portfolio are categories from C1 to C6.

As part of the individual assessment of debtors, the Bank classifies them into the following categories, assigning them a percentage for the probability of default and loss given default (severity), which results in percentages of expected loss.

Portfolio	Debtor's Category	Probability of Default (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The impaired portfolio comprises all loans and 100% of the number of contingent loans of those debtors who are beyond 90 days overdue on payments of any credit interests or principal by the month's end. It also includes debtors who have been granted a loan to refinance placements beyond 60 days overdue and debtors who have undergone forced debt restructuring or partial debt forgiveness.

To calculate the provisions to cover an impaired portfolio, firstly, an expected loss rate is determined by calculating the amounts recoverable through financial guarantees and deducting the present value of recoveries obtained through collection services after related expenses. Once the expected loss range is determined, the corresponding provision percentage is applied over the exposure amount, which encompasses loans and contingent loans of the same debtor. The provision rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Provision
C1	Up to 3%	2%
C2	3% to 20%	10%
C3	20% to30%	25%
C4	30% to 50%	40%
C5	50% to 80%	65%
C6	Above 80%	90%

All debtors' loans are to be maintained in the impaired portfolio until their payment ability or performance is normalised, irrespective of penalty procedures for each loan, particularly those that meet the conditions of Title II of Chapter B-2 of the CNC.

Provisions for group assessments

Group assessments are appropriate to address a large volume of transactions that have small individual balances belonging to individuals or small companies. To determine their provisions, group assessments require the clustering of debtors with similar characteristics in terms of debtor type and loan commitments in order to determine both the group's payment behaviour and the recovery of defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the debtor's characteristics, payment history, outstanding loans, and defaults, among other relevant factors.

The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate the provisions of the group assessment portfolio. This considers commercial loans for debtors that are not assessed individually, mortgage and consumer loans (including instalment loans, credit cards and overdraft lines). Such methodology allows the Bank to independently identify the portfolio's performance in the year and thus determine the provision required to cover losses manifested within one year starting from the balance date.

The customers are segmented according to their internal and external characteristics into clusters or profiles to differentiate each portfolio's risk in a more appropriate and orderly manner (customer-portfolio model). This is known as the profile allocation method, which is based on a statistical construction model that, through logistic regression, establishes relations between variables –such as default, external performance, and socio-demographic data, among others – and a response variable that determines the client's risk, in this case a default equal or beyond 90 days. After this, common profiles are defined and assigned a Probability of Non Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Once the customers have been profiled and assigned a PNP and a SEV in terms of their loan's profile, the exposure of default is calculated. This estimation includes the customer's book value of loans and accounts receivables added to contingent loans, minus any recoverable amount through collateral enforcement (for credits other than consumer loans).

Notwithstanding the above, to constitute provisions concerning commercial and housing loans, the Bank must establish minimum provisions adhering to the standard method set by the FMC for these types of loans. While such

standard model constitutes a minimum prudential baseline, it does not relieve the Bank of its responsibility to have its own internal methodologies for determining sufficient provisions protecting this portfolio's credit risk.

a)Loans and accounts receivable from customers March 31, 2022 ($ million)	Assets before allowances						Established allowances						Deductible guarantees FOGAPE Covid-19	Total	Net financial assets
	Normal portfolio		Substandard portfolio	Impaired portfolio		Total	Normal portfolio		Substandard portfolio	Impaired portfolio		Subtotal			
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	7,625,776	4,266,271	908,840	463,118	326,496	**13,590,502**	57,708	65,725	30,842	152,855	168,190	**475,320**	27,396	**502,716**	**13,087,786**
Chilean export foreign trade loans	639,246	10,669	31,794	2,132	1,336	**685,176**	12,561	295	1,658	1,121	920	**16,554**	-	**16,554**	**668,622**
Chilean import foreign trade loans	657,431	46,599	11,599	14,732	2,154	**732,516**	15,942	1,225	1,309	7,812	1,619	**27,908**	-	**27,908**	**704,608**
Foreign trade between third parties	2,679	-	-	-	-	**2,679**	53	-	-	-	-	**53**	-	**53**	**2,626**
Checking accounts debtors	59,031	53,622	10,189	1,784	6,876	**131,502**	1,048	1,154	1,056	1,139	5,786	**10,182**	-	**10,182**	**121,320**
Credi card debtors	26,558	84,942	3,275	817	6,367	**121,960**	725	2,641	409	378	5,565	**9,717**	-	**9,717**	**112,243**
Factoring transactions	707,690	48,241	11,352	1,869	576	**769,728**	7,008	883	694	1,070	576	**10,231**	-	**10,231**	**759,497**
Leasing transactions	881,768	235,398	151,626	60,643	8,726	**1,338,162**	3,362	4,713	3,216	8,950	8,286	**28,528**	236	**28,763**	**1,309,399**
Student loans	-	47,914	-	-	6,529	**54,443**	-	1,285	-	0	2,272	**3,557**	-	**3,557**	**50,886**
Other loans and accounts receivable	3,137	151,116	448	5,193	2,697	**162,591**	38	2,085	151	3,320	1,795	**7,388**	-	**7,388**	**155,202**
Subtotal	**10,603,317**	**4,944,773**	**1,129,123**	**550,288**	**361,757**	**17,589,259**	**98,445**	**80,005**	**39,335**	**176,646**	**195,007**	**589,438**	**27,632**	**617,070**	**16,972,189**
Mortgage loans															
Loans with letters of credit	-	3,497	-	-	182	**3,679**	-	6	-	-	31	**37**	-	**37**	**3,643**
Mortgage transferable mutual loans	-	3,100	-	-	307	**3,408**	-	13	-	-	69	**81**	-	**81**	**3,327**
Mortgage mutual loans financed through mortgage finance bonds	-	82,699	-	-	1,984	**84,684**	-	114	-	-	205	**319**	-	**319**	**84,365**
Other mortgage mutual loans	-	13,663,676	-	-	401,263	**14,064,939**	-	21,785	-	-	79,900	**101,685**	-	**101,685**	**13,963,254**
Mortgage financial leasing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and accounts receivable	-	930	-	-	791	**1,721**	-	6	-	-	471	**477**	-	**477**	**1,244**
Subtotal	-	**13,753,901**	**-**	-	**404,529**	**14,158,431**	-	**21,923**	**-**	**-**	**80,676**	**102,599**	**-**	**102,599**	**14,055,831**
Consumer loans															
Installment consumer loans	-	3,447,872	-	-	143,394	3,591,266	-	97,132	-	-	103,482	200,614	-	200,614	3,390,652
Current account debtors	-	131,566	-	-	3,289	134,855	-	6,895	-	-	2,599	9,493	-	9,493	125,362
Credit card debtors	-	1,283,860	-	-	10,082	1,293,942	-	28,802	-	-	7,828	36,631	-	36,631	1,257,311
Consumer leasing transactions	-	3,035	-	-	-	3,035	-	29	-	-	0	29	-	29	3,005
Other loans and accounts receivable	-	82	-	-	183	265	-	19	-	-	147	166	-	166	99
Subtotal	-	**4,886,414**	**-**	**-**	**156,948**	**5,023,362**	**-**	**132,877**	**-**	**-**	**114,056**	**246,933**	**-**	**246,933**	**4,776,429**
TOTAL	**10,603,317**	**23,585,088**	**1,129,123**	**550,288**	**923,234**	**36,771,052**	**98,445**	**234,805**	**39,335**	**176,646**	**389,739**	**938,970**	**27,632**	**966,602**	**35,804,449**

Credit quality of debtors

As of the end of March 2022, the NPL ratio improved from 1.23% in 4Q21 to 1.19% in 1Q22. The impaired ratio improved from 4.51% in 4Q21 to 4.47% in 1Q22. There is still high liquidity in the system and clients continue paying on time, even after their grace periods have ended. The coverage ratio, including additional provisions, reached 278.6% in 1Q22 and the expected loss ratio (provision loan loss allowances divided by total loans) is stable at 2.6% in 1Q22.

1. Includes interbank loans.

Asset credit quality

				Var %	
$ million	**Mar-22**	**Dec-21**	**Mar-21**	**Mar- 22/ Mar-21**	**Mar-22/ Dec-21**
Total loans[1]	36,771,052	36,534,950	34,438,826	6.8%	0.6%
Loan loss allowances (LLAs)[2]	(966,603)	(958,761)	(987,652)	(2.1%)	0.8%
Non-Performing Loans[3] (NPLs)	439,530	449,835	435,158	**1.0%**	**(2.3%)**
Consumer NPLs	52,478	43,626	43,770	19.9%	20.3%
Commercial NPLs	301,971	301,984	302,885	(0.3%)	(0.0%)
Mortgage NPLs	85,082	104,225	88,503	(3.9%)	(18.4%)
Impaired loans[4]	**1,646,745**	**1,652,788**	**1,764,102**	**(6.7%)**	**(0.4%)**
Consumer impaired loans	156,948	154,722	215,215	(27.1%)	1.4%
Commercial impaired loans	1,085,268	1,105,110	1,134,663	(4.4%)	(1.8%)
Mortgage impaired loans	404,529	392,956	414,224	(2.3%)	2.9%
Expected loss ratio[5] (LLA / total loans)	**2.6%**	**2.6%**	**2.9%**	**2.6%**	**2.6%**
NPL ratio (NPL / total loans)	**1.19%**	**1.23%**	**1.26%**	**1.19%**	**1.23%**
Consumer NPL ratio	1.0%	0.9%	0.9%	1.0%	0.9%
Commercial NPL ratio	1.7%	1.7%	1.8%	1.7%	1.7%
Mortgage NPL ratio	0.6%	0.8%	0.7%	0.6%	0.8%
Impaired loan ratio (impaired / total loans)	**4.47%**	**4.5%**	**5.1%**	**4.47%**	**4.5%**
Consumer impaired ratio	3.1%	3.1%	4.5%	3.1%	3.1%
Commercial impaired ratio	6.1%	6.2%	6.7%	6.1%	6.2%
Mortgage impaired ratio	2.9%	2.8%	3.3%	2.9%	2.8%
NPL coverage ratio[6]	**278.6%**	**270.5%**	**261.4%**	**278.6%**	**270.5%**
Coverage ratio without mortgages[7]	313.7%	327.8%	306.0%	313.7%	327.8%
Consumer coverage ratio[8]	520.1%	666.6%	643.7%	520.1%	666.6%
Commercial coverage ratio[9]	277.9%	278.8%	257.2%	277.9%	278.8%
Mortgage coverage ratio[10]	132.3%	80.6%	87.0%	132.3%	80.6%

2. Adjusted to include $ 16.000 million in additional provisions since 4Q19, $ 30,000 million in 2Q20, $ 30,000 million in 3Q20, $ 50,000 million in 4Q20, $ 24,000 million in 1Q21, I$ 18,000 million in 2Q21 and $ 30,000 million in 3Q21 and the Ch$60,000 million in 4Q21.

3. Amount includes gross loans with at least one installment 90 days overdue.

4. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

5. LLA / total loans. Measures the percentage of loan the bank has provisions given internal models and FMC regulations. Adjusted to include $ 16,000 million in additional provisions since 4Q19, $ 30,000 million in 2Q20, $ 30,000 million in 3Q20, $ 50,000 million in 4Q20, $ 24,000 million in 1Q21, I$ 18,000 million in 2Q21 and $ 30,000 million in 3Q21 and the Ch$60,000 million in 4Q21.

6. LLA / NPLs. Adjusted to include $ 16,000 million in additional provisions since 4Q19, $ 30,000 million in 2Q20, $ 30,000 million in 3Q20, $ 50,000 million in 4Q20, $ 24,000 million in 1Q21, $ 18,000 million in 2Q21 and $ 30,000 million in 3Q21 and the Ch$60,000 million in 4Q21.

7. LLA of commercial and consumer loans / NPLs of commercial and consumer loans. Includes the additional provision of Ch$70,000 billion in commercial and the liberation of Ch$10,000 million for consumer in 4Q20, Ch$20,000 million of additional provisions per portfolio in June and July 2020, Ch$16,000 million in 4Q19, the Ch$24,000 million in 1Q21, the Ch$18,000 million in 2Q21, the Ch$30,000 million in 3Q21 and the Ch$60,000 million in 4Q21 in the commercial loan portfolio.

8. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$16,000 million in 4Q19, Ch$10,000 million in June 2020, Ch$10,000 million in July 2020 and the liberation of Ch$10,000 million in additional provisions in 4Q20.

9. LLA of commercial loans/ commercial NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020, the Ch$70,000 million in 4Q20, the Ch$24,000 million in

1Q21, the Ch$18,000 million in 2Q21, the $30,000 million in 3Q21 and Ch$60,000 million in 4Q21.

10. LLA of mortgage loans/mortgage NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020, and the Ch$10,000 million in 4Q20.

Distribution by economic sector

The Bank's portfolio is also highly diverse in terms of economic sector, with no particular industry representing a significant portion, therefore increasing the possibility of maintaining a stable loan book through time.



Manufacturing 4%
Mining 0%
Electricity, gas, and water 2%
Agriculture and livestock 4%
Forestry 0%
Fishing 1%
Transport 2%
Communications 1%
Construction 3%
Trade 9%
Services 22%
Other 0%
Mortgage 38%
Consumer 14%

B. Market risk

There are four significant market risks that may affect the Bank: liquidity, exchange rate, inflation, and interest rate. The measure and control of market risks are the responsibility of Market Risk Management, which is part of the Risk Division. The limits are approved by the various committees in charge, with responsibility falling primarily under the Market Committee and the Asset and Liabilities Committee (ALCO). The main market risks are also reviewed by the Comprehensive Risk Committee.

Liquidity Risk

The Finance Division manages the liquidity risk using a liquid assets portfolio to ensure the Bank always keeps enough liquidity to cover short-term fluctuations and long-term financing while adhering to regulatory internal liquidity requirements. It is also the area in charge of managing the Bank's balance sheet, particularly in regards to liquidity and sensitivity analysis. This area has the following functions, which are supervised and controlled by the ALCO and the Risk Division:

- Optimization of the cost of liabilities, seeking the most efficient financing strategies, including the issuance of bonds and bank lines.
- To handle short-and long-term liquidity regulatory limits.
- Management of inflation risk.
- To manage the risk of local and foreign currency rates.

The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses. On the basis of that information, the Financial Management Division maintains a portfolio of liquid short–term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. The business units' liquidity needs are met through short–term transfers from the Financial Management Division to cover any short–term fluctuations and long–term financing to address all the structural liquidity requirements.

The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the close of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used. The liquidity policy and procedures are subject to review and approval by the Bank's Board. Periodic reports are generated by the Market Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review.

The Bank relies on demand deposits from Retail, Middle-Market and Corporates, obligations to banks, debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short–term nature of these deposits increases the Bank's liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management.

High-Quality Liquid Assets

High-Quality Liquid Assets (HQLA) are an essential component in liquidity risk management. They consist of balance sheet assets, mainly comprised of financial investments that are not consigned as collateral, have low credit risk, and have a deep secondary market. According to the Basel III standards, these assets are divided into

three levels, with Tier 1 assets being the most liquid and Tier 3 assets being the least liquid.

As of the March 31, 2022 the Bank's HQLA amounted to Ch$ 3,527,915 million and corresponded primarily to Level 1 liquid assets, mainly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the US Treasury.

Liquid Assets (Consolidated Ch$ million)


Tier 2: fixed income
9,258
Tier 1: available
1,154,122
Tier 1: fixed income
2,364,535

In terms of liquidity, the main metrics that the Bank's Finance Division manages are:

1. Liquidity Coverage Ratio (LCR)
2. Net Stable Finance Ratio (NSFR)

LCR

Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. As of April 2019, Chilean banks began reporting their local LCR figures with a minimum level of 60% in 2020, 80% in 2021 and 100% in 2022. This indicator is required by the Basel III standards and provides a sustainable maturity structure for assets and liabilities, allowing banks to maintain a stable funding profile in relation to their activities.

As of March 31, 2022, this indicator for Banco Santander Chile was 146.4%, above the minimum. This is a reflection of the conservative liquidity requirements set by the Board through the ALCO committee.

Evolution of the LCR


221%
139.76%
148.91%
146%
103.00%
Mar/21
Jun/21
Sep/21
Dec/21
Mar/22

NSFR

This indicator is a local regulatory version of the NSFR required by Basel III, which provides a sustainable maturity structure for assets and liabilities, so that banks maintain a stable funding profile in relation to their activities. As of March 31, 2022, the NSFR was at 112.6%. The limit for this indicator in 2022 was set at 60%.


122%
119%
113%
112%
111%
Mar/21
Jun/21
Sep/21
Dec/21
Mar/22

Evolution of the NSFR

Interest rate risk

For the financial management portfolio (bank book), the Bank has more liabilities than assets exposed to short-term rates, and from this, mismatches occur when there are rate adjustments. To manage this risk, Banco Santander performs a sensitivity analysis with respect to local and foreign currency. Through simulations, limits are set in relation to the maximum loss that rate movements may have on capital and net financial income budgeted for the year.

	2022		2021	
	Effect in net interest income	Effect on capital	Effect in net interest income	Effect on capital
Financial management portfolio – local currency (in millions of Ch$)				
Loss limit	33,550	95,710	32,865	84,864
High	31,233	75,660	31,233	80,097
Low	20,356	39,957	13,694	41,653
Average	24,987	54,036	24,018	62,916
Financial management portfolio – foreign currency (in millions of U.S.$)				
Loss limit	35,289	39,994	36,619	34,991
High	8,545	33,388	8,545	32,205
Low	896	7,438	698	1,055
Average	4,256	24,492	3,733	17,615
Financial management portfolio – consolidated (in millions of Ch$)				
Loss limit	33,550	95,710	32,865	84,864
High	25,831	74,314	25,709	78,259
Low	20,065	56,857	12,854	56,857
Average	23,488	67,722	21,041	69,577

The Bank also manages its short- and long-term exposure to interest rates according to the FMC and Central Bank regulations, both for the trading portfolio and for the banking book. At the end of March 2022, the trading portfolio had an available margin of 34.5%. The banking book had an available margin of 24.9% for short-term exposure and 39.7% for long-term exposure.

March 2022	Amount (Ch$ million)	Available margin on regulatory limit
Trading portfolio		
Exposure to interest rates	415,755	
Exposure to currencies	5,692	
Risk from foreign currency options	1,560	
Total	**423,007**	**34.5%**
Non-trading portfolio		
Exposure to short term interest rates	253,171	
Exposure to inflation risk	208,834	
Subtotal	**462,005**	**24.9%**
Exposure to long term interest rates	**1,283,324**	**39.7%**

In the case of the trading portfolio, this risk is managed through Value at Risk (VaR) limits, where it remained within the established risk limits.

VaR trading portfolio

	2022	2021
	US$ million	
Fixed-income investments		
High	6.59	4.14
Low	2.68	1.95
Average	3.94	2.93

Exchange rate risk

Due to the rules established by the Assets and Liabilities Committee (ALCO) and the Markets Committee, the Bank must not have a significant exposure to foreign currencies; therefore, all exchange rate risk is included in the trading portfolio and is measured and controlled with Value at Risk (VaR) limits.

	2022	2021
Foreign currency investments	US$ million	
High	2.64	3.66
Low	0.24	0.14
Average	0.78	0.70

Consolidated VaR

The following table shows the evolution of the Bank's consolidated VaR of the trading portfolio, which includes the exchange rate risk and the interest rate risk of the trading portfolio.

VAR	2022 US$ million	2021 US$ million
Consolidated VAR		
High	7.52	4.50

Low	2.66	1.95
Average	4.09	3.10
Fixed-income investments		
High	6.59	4.14
Low	2.68	1.95
Average	3.94	2.93
Variable-income investments		
High	0.21	0.32
Low	0.03	0.14
Average	0.09	0.17
Foreign currency investments		
High	2.64	3.66
Low	0.24	0.14
Average	0.78	0.70

Inflation risk

The bank has assets and liabilities that are readjustable according to the variation of the Unidad de Fomento (UF). In general, the Bank has more assets than liabilities in UF and, therefore, moderate rises in inflation have a positive effect on income from readjustments, while a fall in the value of the UF negatively affects the margin of the Bank. To manage this risk, the ALCO establishes a set of limits on the difference between assets and liabilities denominated in UF.


GAP UF
UF Gap (Ch$ mn)
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
5,818,955
8,980,265
Jan/20
Mar/20
May/20
Jul/20
Sep/20
Nov/20
Jan/21
Mar/21
May/21
Jul/21
Sep/21
Nov/21
Jan/22
Mar/22

C. Operational risk

Overall, the COVID-19 pandemic has resulted in increased exposure to inherent operational risk, although the Bank has established greater oversight over controls in order to maintain pre-COVID-19 operational risk levels, in addition to reinforcing existing ones. In general, the indicator of operational risk events on operating income has remained stable and below the system average. As of March 31, 2022, operating loss increased 132% compared to the same period last year explained by an increase in labor related and processing losses. Close monitoring has been carried out on the following aspects:

- Business continuity plans to effectively to support our employees, customers and businesses.
- The COVID-19 pandemic and remote work arrangements have a direct impact on the field of cyber threats and their associated risks as more employees work from home. We also have strengthened control mechanisms to give greater support to the control environment (patching, navigation control, data protection and other controls, etc.).
- Increased technological support to ensure adequate customer service and the correct provision of services, especially in online banking and call centers.
  The risk of transaction processing has increased due to the volume of new loans and multiple changes in existing portfolios resulting from public assistance programs and internal policies.
- There have been no relevant events related to the COVID19 situation.

Net losses from operational risks

	Mar-22	Mar-21	Mar-22/ Mar-21
Fraud	203	334	(39.2%)
Labor related	1,341	117	1049.3%
Client / product related	7	85	(92.0%)
Damage to fixed assets	15	40	(61.4%)
Business continuity / systems	36	2	2196.1%
Processing	543	348	56.0%
Total	**2,146**	**925**	**132.0%**

Section 8: Credit risk ratings

The Bank has the following credit risk ratings:

International ratings

Moody's	Rating
Bank Deposit	A1/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	A1
Commercial Paper	P-1
Outlook	Negative

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A-
Long-term Local Issuer Credit	A-
Short-term Foreign Issuer Credit	A-2
Short-term Local Issuer Credit	A-2
Outlook	Stable

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

HR Ratings	Rating
HR	AA-
Outlook	Stable

KBRA	Rating
Senior Unsecured Debt	A
Outlook	Stable

Local ratings

Local ratings	Feller Rate	ICR
Shares	Nivel 1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+

Annex 1: Balance sheet (Unaudited)

Assets	Mar-22 US$ Ths[1]	Mar-22 Ch$ Million	Dec-21 Ch$ Million	Mar-22/ Dec-21 % Chg.
Cash and deposits in banks	4,375,888	3,431,528	2,881,557	19.1%
Cash items in process of collection	793,203	622,022	390,272	59.4%
Financial assets for trading at fair value through earnings	11,319,862	8,876,923	9,567,818	(7.2%)
Financial derivative contracts	*11,201,845*	*8,784,375*	*9,494,470*	*-7.5%*
Financial debt instruments	*118,018*	*92,548*	*73,348*	*26.2%*
Financial assets at fair value through other comprehensive income	5,129,590	4,022,574	5,900,278	-31.8%
Financial debt instruments	*5,029,314*	*3,943,937*	*5,800,861*	*-32.0%*
Other financial instruments	*100,277*	*78,636*	*99,418*	*-20.9%*
Financial derivative contracts for hedge accounting	422,440	331,273	629,136	-47.3%
Financial assets at amortized cost	51,693,234	40,537,318	40,262,247	0.7%
Investments under resale agreements	-	-	-	*--%*
Financial debt instruments	6,035,359	4,732,869	4,691,730	*0.9%*
Interbank loans, net	-	-	*428*	*--%*
Loans and account receivables from customers-Commercial	*21,642,955*	*16,972,189*	*17,033,448*	*-0.4%*
Loans and account receivables from customers-Mortgage	*17,924,012*	*14,055,831*	*13,802,214*	*1.8%*
Loans and account receivables from customers-Consumer	*6,090,908*	*4,776,429*	*4,734,428*	*0.9%*
Investments in associates and other companies	49,684	38,962	37,695	3.4%
Intangible assets	117,950	92,495	95,411	(3.1%)
Property, plant and equipment	229,752	180,169	190,291	(5.3%)
Assets with leasing rights	232,169	182,065	184,529	(1.3%)
Current taxes	171,222	134,271	124,348	8.0%
Deferred taxes	405,200	317,754	748,574	(57.6%)
Other assets	3,413,560	2,676,879	2,929,997	(8.6%)
Non-current assets and groups for sale	28,145	22,071	22,207	(0.6%)
TOTAL ASSETS	**78,381,901**	**61,466,303**	**63,964,359**	**(3.9%)**

LIABILITIES	Mar-22 US$ Ths[1]	Mar-22 Ch$ Million	Dec-21 Ch$ Million	Mar-22/ Dec-21 % Chg.
Cash items in process of being cleared	722,937	566,920	379,935	49.2%
Financial liabilities for trading at fair value through earnings	10,747,824	8,428,336	9,507,032	(11.3%)
Financial derivative contracts	*10,747,824*	*8,428,336*	*9,507,032*	*(11.3%)*
Financial derivative contracts for hedge accounting	2,462,230	1,930,856	1,364,210	41.5%
Financial liabilities at amortized cost	53,792,955	42,183,897	44,063,519	(4.3%)
Deposits and other demand liabilities	*21,525,410*	*16,880,011*	*17,900,917*	*(5.7%)*
Time deposits and other time liabilities	*12,955,799*	*10,159,808*	*10,131,056*	*0.3%*
Obligations under repurchase agreements	*197,576*	*154,937*	*86,635*	*78.8%*
Interbank borrowings	*10,934,111*	*8,574,421*	*8,826,582*	*(2.9%)*
Issued debt instruments	*7,938,918*	*6,225,620*	*6,935,423*	*(10.2%)*
Other financial liabilities	*241,141*	*189,100*	*182,906*	*3.4%*
Obligations for leasing contracts	178,922	140,309	139,794	0.4%
Financial instruments of issued regulatory capital	2,688,146	2,108,017	2,053,589	2.7%
Provisions for contingencies	171,074	134,155	165,563	(19.0%)
Provisions for dividend, payment of interest and reappreciation of financial instruments of issued regulatory capital	398,472	312,478	238,770	30.9%
Special provisions for credit risk	370,417	290,477	288,984	0.5%
Current taxes	-	-	-	--%
Deferred taxes	3,053	2,394	421,274	(99.4%)
Other liabilities	1,995,376	1,564,754	1,612,411	(3.0%)
TOTAL LIABILITIES	**73,531,407**	**57,662,594**	**60,235,082**	**(4.3%)**
EQUITY				
Capital	1,136,590	891,303	891,303	0.0%
Reserves	3,266,796	2,561,789	2,557,815	0.2%
Accumulated other comprehensive income	(568,618)	(445,904)	(354,364)	25.8%
Elements that will not be reclassified to earnings	697	547	576	(5.0%)
Elements that can be reclassified to earnings	(569,315)	(446,451)	(354,940)	25.8%
Retained earnings from prior years	988,228	774,959	0	--%
Income from the period	300,620	235,743	778,933	(69.7%)
Provisions for dividend, payment of interest and reappreciation of financial instruments of issued regulatory capital	(398,472)	(312,478)	(238,770)	30.9%
Total Shareholders' Equity	**4,725,145**	**3,705,411**	**3,634,917**	**1.9%**
Non-controlling interest	125,350	98,298	94,360	4.2%
EQUITY	**4,850,495**	**3,803,709**	**3,729,277**	**2.0%**
TOTAL LIABILITIES AND EQUITY	**78,381,901**	**61,466,303**	**63,964,359**	**(3.9%)**

1. The exchange rate used to calculate the figures in dollars was Ch$ 784.2 / US$1

Annex 2: Income Statement YTD (Unaudited)

	Mar-22	Mar-22	Mar-21	Mar-22/Mar-21
	US$ Th[1]	Ch$ Million		% Chg.
Interest income	657,298	515,447	442,962	16.4%
Interest expense	(374,448)	(293,639)	(77,126)	280.7%
Net interest income	**282,850**	**221,808**	**365,835**	**(39.4%)**
Readjustment income	300,048	235,295	82,107	186.6%
Readjustment expense	(37,792)	(29,636)	(24,220)	22.4%
Net readjustment income	**262,256**	**205,658**	**57,887**	**255.3%**
Net income from interest and readjustment	**545,076**	**427,466**	**423,722**	**0.9%**
Fee and commission income	219,500	172,129	133,053	29.4%
Fee and commission expense	(95,618)	(74,983)	(50,069)	49.8%
Net fee and commission income	**123,882**	**97,147**	**82,984**	**17.1%**
Finncial assets not for trading	22,578	17,706	25,484	(30.5%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	17,970	14,092	(772)	(1925.4%)
Changes, readjustments and hedge accounting in foreign currency	31,957	25,060	4,500	456.9%
Net financial result	**72,505**	**56,858**	**29,212**	**94.6%**
Income from investments in associates and other companies	1,734	1,360	303	348.4%
Results from non-current assets and non-continued operations	(1,148)	(900)	246	(466.7%)
Other operating income	282	221	403	(45.1%)
Total operating income	**742,360**	**582,152**	**536,871**	**8.4%**
Personnel expenses	(124,390)	(97,546)	(97,001)	0.6%
Administrative expenses	(90,594)	(71,043)	(68,583)	3.6%
Depreciation and amortization	(40,314)	(31,614)	(27,729)	14.0%
Impairment of non-financial assets	-	-	-	--%
Other operating expenses	(25,104)	(19,686)	(22,119)	(11.0%)
Total operating expenses	**(280,403)**	**(219,889)**	**(215,432)**	**2.1%**
Operating results before credit losses	**461,958**	**362,263**	**321,439**	**12.7%**
Expense for provisions establised for credit risk of loans at amortized cost	(110,450)	(86,614)	(80,234)	8.0%
Expense for special provisions for credit risk	(3,721)	(2,918)	(24,215)	(88.0%)
Recovery of written-off loans	23,081	18,100	16,936	6.9%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(19)	(15)	(30)	(49.6%)
Credit loss expenses	**(91,109)**	**(71,447)**	**(87,543)**	**(18.4%)**
Net income from ordinary activities before tax	**370,849**	**290,816**	**233,896**	**24.3%**
Income tax	(65,176)	(51,110)	(49,615)	3.0%
Consolidated income for the period	**305,673**	**239,706**	**184,281**	**30.1%**
Income attributable to shareholders	**300,620**	**235,743**	**182,024**	**29.5%**
Income attributable to non-controlling interest	5,053	3,963	2,257	75.5%

1. The exchange rate used to calculate the figures in dollars was Ch$ 784.2 / US$1

Annex 3: Quarterly results (Unaudited)

	1Q22	1Q22	4Q21	1Q21	1Q22/1Q21	1Q22/4Q21
	US$ Th[1]		$ Million		% Chg.	
Interest income	657,298	515,447	485,079	442,962	16.4%	6.3%
Interest expense	(374,448)	(293,639)	(181,950)	(77,126)	280.7%	61.4%
Net interest income	**282,850**	**221,808**	**303,129**	**365,835**	**(39.4%)**	**(26.8%)**
Readjustment income	300,048	235,295	265,049	82,107	186.6%	(11.2%)
Readjustment expense	(37,792)	(29,636)	(64,657)	(24,220)	22.4%	(54.2%)
Net readjustment income	**262,256**	**205,658**	**200,392**	**57,887**	**255.3%**	**2.6%**
Net income from interest and readjustment	**545,106**	**427,466**	**503,521**	**423,722**	**0.9%**	**(15.1%)**
Fee and commission income	219,500	172,129	171,409	133,053	29.4%	0.4%
Fee and commission expense	(95,618)	(74,983)	(73,759)	(50,069)	49.8%	1.7%
Net fee and commission income	**123,882**	**97,147**	**97,650**	**82,984**	**17.1%**	**(0.5%)**
Finncial assets not for trading	22,578	17,706	(8,130)	25,484	(30.5%)	(317.8%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	17,970	14,092	4,614	(772)	(1925.4%)	205.4%
Changes, readjustments and hedge accounting in foreign currency	31,957	25,060	25,129	4,500	456.9%	(0.3%)
Net financial result	**72,505**	**56,858**	**21,614**	**29,212**	**94.6%**	**163.1%**
Income from investments in associates and other companies	1,734	1,360	(1,916)	303	348.4%	(171.0%)
Results from non-current assets and non-continued operations	(1,148)	(900)	742	246	(466.7%)	(221.4%)
Other operating income	282	221	398	403	(45.1%)	(44.4%)
Total operating income	**742,360**	**582,152**	**622,008**	**536,871**	**8.4%**	**(6.4%)**
Personnel expenses	(124,390)	(97,546)	(98,753)	(97,001)	0.6%	(1.2%)
Administrative expenses	(90,594)	(71,043)	(77,256)	(68,583)	3.6%	(8.0%)
Depreciation and amortization	(40,314)	(31,614)	(31,589)	(27,729)	14.0%	0.1%
Impairment of non-financial assets	-	-	-	-	--%	--%
Other operating expenses	(25,104)	(19,686)	(15,804)	(22,119)	(11.0%)	24.6%
Total operating expenses	**(280,403)**	**(219,889)**	**(223,402)**	**(215,432)**	**2.1%**	**(1.6%)**
Operating results before credit losses	**461,958**	**362,263**	**398,606**	**321,439**	**12.7%**	**(9.1%)**
Expense for provisions establised for credit risk of loans at amortized cost	(110,450)	(86,614)	(84,812)	(80,234)	8.0%	2.1%
Expense for special provisions for credit risk	(3,721)	(2,918)	(58,576)	(24,215)	(88.0%)	(95.0%)
Recovery of written-off loans	23,081	18,100	21,312	16,936	6.9%	(15.1%)
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(19)	(15)	1,331	(30)	**(49.6%)**	**(101.1%)**
Credit loss expenses	**(91,109)**	**(71,447)**	**(120,745)**	**(87,543)**	**(18.4%)**	**(40.8%)**
Net income from ordinary activities before tax	**370,849**	**290,816**	**277,862**	**233,896**	**24.3%**	**4.7%**
Income tax	(65,176)	(51,110)	(42,532)	(49,615)	**3.0%**	**20.2%**
Consolidated income for the period	**305,673**	**239,706**	**235,330**	**184,281**	**30.1%**	**1.9%**
Income attributable to shareholders	**300,620**	**235,743**	**232,367**	**182,024**	**29.5%**	**1.5%**
Income attributable to non-controlling interest	5,053	3,963	2,963	2,257	75.5%	33.7%

1. The exchange rate used to calculate the figures in dollars was Ch$ 784.2 / US$1

Annex 4: Quarterly evolution of main ratios and other information

Ch$ Million	1Q21	2Q21	3Q21	4Q21	1Q22
Loans					
Consumer loans	4,800,530	4,743,267	4,856,975	4,999,248	5,023,362
Residential mortgage loans	12,676,074	12,971,106	13,354,321	13,876,175	14,158,430
Commercial loans	17,026,555	16,957,074	17,539,430	17,752,845	17,589,259
Interbank loans	5,033	7,643	6,102	6,100	-
Total loans (including interbank)	34,508,192	34,679,090	35,756,829	36,634,368	36,771,052
Allowance for loan losses	(987,652)	(958,516)	(938,608)	(958,761)	(966,603)
Total loans, net of allowances	33,520,540	33,720,574	34,818,221	35,675,607	36,849,688
Deposits					
Demand deposits	15,706,883	17,722,252	17,367,117	17,900,917	16,880,011
Time deposits	10,603,859	11,755,807	12,489,856	10,131,056	10,159,808
Total deposits	26,310,742	29,478,060	29,856,973	28,031,973	27,039,819
Mutual funds (Off balance sheet)	8,149,368	8,300,614	8,853,114	7,891,967	7,770,152
Total customer funds	34,460,110	37,778,674	38,710,087	35,923,940	34,809,971
Loans / Deposits[1]	**96.9%**	**87.2%**	**89.7%**	**97.3%**	**101.9%**
Average balances					
Avg. interest earning assets	41,510,416	41,718,056	43,656,767	45,605,792	46,154,793
Avg. Loans	34,118,611	34,547,870	35,275,940	36,193,340	36,642,558
Avg. assets	54,945,092	56,844,125	60,483,596	64,091,888	61,691,305
Avg. demand deposits	14,838,421	16,789,441	17,632,050	17,708,223	17,222,801
Avg equity	3,577,598	3,445,010	3,357,088	3,480,832	3,676,692
Avg. free funds (demand plus equity)	18,416,019	20,234,451	20,989,138	21,189,055	20,899,493
Capitalization					
Risk weighted assets	33,462,867	33,909,159	34,985,597	37,936,332	36,483,249
Tier I (Shareholders' equity)	4,153,330	3,926,908	3,897,210	4,466,412	4,712,539
Tier II	1,014,922	1,046,217	1,055,390	1,310,419	1,426,781
Regulatory capital	5,168,252	4,973,126	4,952,600	5,776,831	6,139,321
Core Capital ratio	**10.9%**	**10.1%**	**9.6%**	**9.2%**	**10.4%**
Tier I ratio	**12.4%**	**11.6%**	**11.1%**	**11.8%**	**12.9%**
Tier II ratio	**3.0%**	**3.1%**	**3.0%**	**3.5%**	**3.9%**
BIS ratio	**15.4%**	**14.7%**	**14.2%**	**15.2%**	**16.8%**
Profitability & Efficiency					
Net interest margin (NIM)[2]	**4.1%**	**4.2%**	**4.0%**	**4.4%**	**3.7%**
Efficiency ratio[3]	40.1%	39.9%	43.2%	35.9%	37.8%
Costs / assets[4]	1.4%	1.4%	1.3%	1.3%	1.3%
Avg. Demand deposits / interest earning assets	35.7%	40.2%	40.4%	38.8%	37.3%
Return on avg. Equity	**20.4%**	**21.8%**	**21.0%**	**26.7%**	**25.6%**
Return on avg. Assets	1.3%	1.3%	1.2%	1.5%	1.5%
Return on RWA	1.4%	2.2%	2.1%	2.2%	2.2%

Ch$ Million	1Q21	2Q21	3Q21	4Q21	1Q22
Asset quality					
Impaired loans[5]	**1,764,102**	**1,691,481**	**1,663,906**	**1,652,788**	**1,646,745**
Non-performing loans (NPLs)[6]	**435,158**	**446,625**	**438,248**	**449,835**	**439,530**
Past due loans[7]	297,984	284,999	273,156	248,902	262,225
Loan loss reserves	(987,652)	(958,516)	(938,608)	(958,761)	(966,603)
Impaired loans / total loans	5.1%	4.9%	4.7%	4.5%	4.5%
NPLs / total loans	1.3%	1.3%	1.2%	1.2%	1.2%
PDL / total loans	0.9%	0.8%	0.8%	0.7%	0.7%
Coverage of NPLs (Loan loss allowance / NPLs)	227.0%	214.6%	214.2%	213.1%	219.9%
Coverage of PDLs (Loan loss allowance / PDLs)	331.4%	336.3%	343.6%	385.2%	368.6%
Risk index (Loan loss allowances / Loans)[8]	2.9%	2.8%	2.6%	2.6%	2.6%
Cost of credit (prov expense annualized / avg. loans)	1.0%	1.0%	1.0%	1.3%	0.8%
Clients and service channels (#)					
Total clients	3,762,790	3,893,309	4,015,157	4,116,301	4,183,188
Digital clients	1,723,240	1,867,167	1,933,581	2,016,947	1,996,386
Current account holders (including Superdigital)	1,673,345	1,848,457	2,004,722	2,184,012	2,282,296
Branches	346	344	339	326	324
ATMs (includes depositary ATMs)	1,222	1,257	1,259	1,338	1,433
Employees	10,391	10,240	10,018	9,988	9,854
Market information (period-end)					
Net income per share (Ch$)	**0.97**	**1.00**	**0.94**	**1.23**	1.25
Net income per ADR (US$)	**0.54**	**0.55**	**0.46**	**0.58**	0.64
Stock price	45.00	36.31	40.63	34.25	44.31
ADR price	24.83	19.87	19.77	16.29	22.59
Market capitalization (US$mn)	11,650.68	9,361.00	9,224.00	7,674.00	10,661.00
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other Data					
Quarterly UF inflation rate[9]	1.1%	1.1%	1.3%	3.0%	2.4%
Central Bank monetary policy reference rate (nominal)	0.5%	0.5%	1.5%	4.0%	7.0%
Observed Exchange rate (Ch$/US$) (period-end)	718.84	732.08	811.46	854.48	784.19

1. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. NIM = Net interest income annualized divided by interest earning assets
3. Efficiency ratio =Operating expenses / Operating income
4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
6. Capital + future interest of all loans with one installment 90 days or more overdue.
7. Total installments plus lines of credit more than 90 days overdue.
8. Based on internal credit models and CMF guidelines. Banks must have a 100% coverage of risk index.
9. Calculated using the variation of the Unidad de Fomento (UF) in the period.

Annex 5: 2021 proforma financial information

Proforma balance sheet (unaudited)

	Mar-21	Jun-21	Sep-21	Dec-21
ASSETS		Ch$ Million		
Cash and deposits in banks	3,432,117	7,512,113	5,526,222	2,881,557
Cash items in process of collection	347,355	1,040,417	458,329	390,272
Financial assets for trading at fair value through earnings	6,694,638	6,207,458	9,311,218	9,567,818
Financial derivative contracts	6,583,391	6,163,643	9,260,003	9,494,470
Financial debt instruments	111,248	43,815	51,216	73,348
Financial assets at fair value through other comprehensive income	7,438,334	7,120,603	6,482,440	5,900,278
Financial debt instruments	7,368,969	7,069,369	6,367,966	5,800,861
Other financial instruments	69,365	51,234	114,474	99,418
Financial derivative contracts for hedge accounting	136,748	141,227	413,436	629,136
Financial assets at amortized cost	33,451,174	33,669,341	37,594,310	40,262,247
Investments under resale agreements	-	-	-	-
Financial debt instruments	-	-	2,895,840	4,691,730
Interbank loans, net	5,023	7,637	823	428
Loans and account receivables from customers- Commercial	16,292,291	16,284,187	16,815,872	17,033,448
Loans and account receivables from customers- Mortgage	12,609,098	12,899,331	13,283,661	13,802,214
Loans and account receivables from customers- Consumer	4,544,763	4,478,185	4,598,113	4,734,428
Investments in associates and other companies	13,293	12,434	12,491	37,695
Intangible assets	82,239	84,434	85,548	95,411
Property, plant and equipment	184,566	184,657	180,812	190,291
Assets with leasing rights	193,849	189,026	183,734	184,529
Current taxes	27,744	-	124,375	124,348
Deferred taxes	572,602	627,418	738,467	748,574
Other assets	1,856,656	1,899,188	2,726,137	2,929,997
Non-current assets and groups for sale	45,720	43,049	49,983	22,207
TOTAL ASSETS	**54,477,035**	**58,731,365**	**63,887,502**	**63,964,359**

	Mar-21	Jun-21	Sep-21	Dec-21
LIABILITIES				
Cash items in process of being cleared	281,302	952,459	362,128	379,935
Financial liabilities for trading at fair value through earnings	6,528,235	6,061,226	9,328,217	9,507,032
Financial derivative contracts	6,528,235	6,061,226	9,328,217	9,507,032
Financial derivative contracts for hedge accounting	486,962	660,265	1,068,669	1,364,210
Financial liabilities at amortized cost	40,046,732	44,400,585	45,868,299	44,063,519
Deposits and other demand liabilities	15,706,883	17,722,252	17,367,117	17,900,917
Time deposits and other time liabilities	10,603,859	11,755,807	12,489,856	10,131,056
Obligations under repurchase agreements	79,026	58,861	49,644	86,635
Interbank borrowings	6,841,978	8,013,918	9,139,050	8,826,582
Issued debt instruments	6,639,815	6,635,313	6,621,288	6,935,423
Other financial liabilities	175,170	214,434	201,345	182,906
Obligations for leasing contracts	146,742	144,753	140,011	139,794
Financial instruments of issued regulatory capital	1,365,957	1,387,052	1,412,584	2,053,589
Provisions for contingencies	109,310	124,915	157,926	165,563
Provisions for dividend, payment of interest and reappreciation of financial instruments of issued regulatory capital	209,837	111,051	164,029	238,770
Special provisions for credit risk	174,893	195,492	229,492	288,984
Current taxes	-	-77,990	-	-
Deferred taxes	164,374	214,894	361,913	421,274
Other liabilities	1,301,439	1,126,871	1,266,588	1,612,411
TOTAL LIABILITIES	**50,815,784**	**55,301,573**	**60,359,858**	**60,235,082**
EQUITY				
Capital	891,303	891,303	891,303	891,303
Reserves	2,350,836	2,557,806	2,557,806	2,557,815
Accumulated other comprehensive income	-157,356	-366,580	-395,415	-354,364
Elements that will not be reclassified to earnings	759	642	-	576
Elements that can be reclassified to earnings	-158,115	-367,222	-395,415	-354,940
Retained earnings from prior years	517,447	0	0	0
Income from the period	182,024	370,068	546,566	778,933
Provisions for dividend, payment of interest and reappreciation of financial instruments of issued regulatory capital	-209,837	-111,051	-164,029	-238,770
Total Shareholders' Equity	**3,574,416**	**3,341,546**	**3,436,230**	**3,634,917**
Non-controlling interest	*86,835*	*88,246*	*91,415*	*94,360*
EQUITY	**3,661,251**	**3,429,792**	**3,527,645**	**3,729,277**
TOTAL LIABILITIES AND EQUITY	**54,477,035**	**58,731,365**	**63,887,502**	**63,964,359**

Proforma income statement (unaudited)

	Quarterly				YTD
	1Q21	2Q21	3Q21	4Q21	12M21
	Ch$ Million				
Net income from interest and readjustments	**423,722**	**435,775**	**434,971**	**503,521**	**1,797,989**
Fee and commission income	133,053	133,982	158,522	171,409	596,966
Fee and commission expense	(50,069)	(55,095)	(66,400)	(73,759)	(245,323)
Net fee and commission income	**82,984**	**78,887**	**92,122**	**97,650**	**351,643**
Finncial assets not for trading	25,484	(18,455)	(27,501)	(8,130)	(28,601)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(772)	3,003	15,354	4,614	22,199
Changes, readjustments and hedge accounting in foreign currency	4,500	55,529	37,114	25,129	122,272
Net financial result	**29,212**	**40,077**	**24,967**	**21,614**	**115,871**
Income from investments in associates and other companies	303	622	515	(1,916)	(476)
Results from non-current assets and non-continued operations	246	596	(43)	742	1,539
Other operating income	403	54	(35)	398	820
Total operating income	**536,871**	**556,010**	**552,496**	**622,008**	**2,267,386**
Personnel expenses	(97,001)	(103,639)	(98,522)	(98,753)	(397,915)
Administrative expenses	(68,583)	(65,601)	(67,465)	(77,256)	(278,905)
Depreciation and amortization	(27,729)	(30,595)	(32,141)	(31,589)	(122,054)
Impairment of non-financial assets	-	-	-	-	-
Other operating expenses	(22,119)	(22,113)	(40,483)	(15,804)	(100,519)
Total operating expenses	**(215,432)**	**(221,948)**	**(238,611)**	**(223,402)**	**(899,393)**
Operating results before credit losses	**321,439**	**334,062**	**313,885**	**398,606**	**1,367,992**
Expense for provisions establised for credit risk of loans at amortized cost	*(80,234)*	*(88,768)*	*(69,420)*	*(84,812)*	(323,234)
Expense for special provisions for credit risk	*(24,215)*	*(20,598)*	*(34,000)*	*(58,576)*	(137,389)
Recovery of written-off loans	*16,936*	*18,737*	*20,013*	*21,312*	76,999
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	*(30)*	*105*	*(732)*	*1,331*	674
Credit loss expenses	**(87,543)**	**(90,524)**	**(84,138)**	**(120,745)**	**(382,950)**
Net income from ordinary activities before tax	**233,896**	**243,538**	**229,747**	**277,862**	**985,042**
Income tax	(49,615)	(53,969)	(50,033)	(42,532)	(196,149)
Consolidated income for the period	**184,281**	**189,569**	**179,714**	**235,330**	**788,893**
Income attributable to shareholders	**182,024**	**188,045**	**176,497**	**232,367**	**778,933**
Income attributable to non-controlling interest	**2,257**	**1,524**	**3,216**	**2,963**	**9,961**